   As filed with the Securities and Exchange Commission on September 15, 1997
                                                Registration No. 333-___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           ---------------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       PURSUANT TO SECTION 12(b) OR (g) OF
                           THE SECURITIES ACT OF 1934



                       NEW MANORCARE HEALTH SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                Delaware                                52-2053999
      (State or Other Jurisdiction         (I.R.S. Employer Identification No.)
    of Incorporation or Organization)


          11555 Darnestown Road
         Gaithersburg, Maryland                            20878
(Address of Principal Executive Offices)                (Zip Code)


                                 (301) 979-4000
              (Registrant's telephone number, including area code)

                           ---------------------------

                           Securities to be registered
                      pursuant to Section 12(b) of the Act:


            Title of Each Class                 Name of Each Exchange on Which
            to be so Registered                 Each Class is to be Registered
            -------------------                 ------------------------------
  Common Stock, par value $.01 per share       The New York Stock Exchange, Inc.


                           Securities to be registered
                      pursuant to Section 12(g) of the Act:



                                      NONE


================================================================================

                      NEW MANORCARE HEALTH SERVICES, INC.

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10



Item                                                    Locations in Information Statement
----                                                    ----------------------------------
Item 1.  Business....................................     SUMMARY; INTRODUCTION; THE
                                                          DISTRIBUTION; SPECIAL FACTORS;
                                                          MANAGEMENT'S DISCUSSION AND
                                                          ANALYSIS OF FINANCIAL CONDI-
                                                          TION AND RESULTS OF OPERA-
                                                          TIONS; BUSINESS; CONSOLIDATED
                                                          FINANCIAL STATEMENTS

Item 2.  Financial Information.......................     SUMMARY; SPECIAL FACTORS;
                                                          PRO FORMA CAPITALIZATION;
                                                          PRO FORMA FINANCIAL DATA;
                                                          SELECTED HISTORICAL FINAN-
                                                          CIAL DATA; MANAGEMENT'S
                                                          DISCUSSION AND ANALYSIS OF
                                                          FINANCIAL CONDITION AND RE-
                                                          SULTS OF OPERATIONS; CONSOLI-
                                                          DATED FINANCIAL STATEMENT

Item 3.  Properties..................................     BUSINESS

Item 4.  Security Ownership of Certain Bene-
         ficial Owners and Management................     SECURITY OWNERSHIP OF CER-
                                                          TAIN BENEFICIAL OWNERS; BENE-
                                                          FICIAL OWNERSHIP OF MANAGE-
                                                          MENT

Item 5.  Directors and Executive Officers............     MANAGEMENT; LIABILITY AND
                                                          INDEMNIFICATION OF DIRECTORS
                                                          AND OFFICERS

Item 6.  Executive Compensation......................     MANAGEMENT; SECURITY OWN-
                                                          ERSHIP OF CERTAIN BENEFICIAL
                                                          OWNERS

Item 7.  Certain Relationships and Related
         Transactions................................     SUMMARY; THE DISTRIBUTION;
                                                          RELATIONSHIP BETWEEN MANOR
                                                          CARE  REALTY AND THE COMPA-
                                                          NY AFTER THE DISTRIBUTION;

                                                          CERTAIN RELATIONSHIPS AND
                                                          TRANSACTIONS

Item 8.  Legal Proceedings...........................     BUSINESS

Item 9.  Market Price of and Dividends on the
         Registrant's Common Equity and
         Related Stockholder Matters.................     SUMMARY; THE DISTRIBUTION;
                                                          SPECIAL FACTORS; SECURITY
                                                          OWNERSHIP OF CERTAIN BENE-
                                                          FICIAL OWNERS; BENEFICIAL
                                                          OWNERSHIP OF MANAGEMENT;
                                                          DESCRIPTION OF CAPITAL STOCK

Item 10. Recent Sales of Unregistered Securities.....     NONE

Item 11. Description of Registrant's Securities
         to be Registered............................     SPECIAL  FACTORS; DESCRIPTION
                                                          OF CAPITAL STOCK; PURPOSES
                                                          AND EFFECTS OF CERTAIN PROVI-
                                                          SIONS OF THE CHARTER AND BY-
                                                          LAW PROVISIONS

Item 12. Indemnification of Directors and Officers...     LIABILITY AND INDEMNIFICATION
                                                          OF OFFICERS AND DIRECTORS

Item 13. Financial Statements and Supplementary
         Data........................................     SUMMARY; MANAGEMENT'S DIS-
                                                          CUSSION AND ANALYSIS OF FI-
                                                          NANCIAL CONDITION AND RE-
                                                          SULTS OF OPERATIONS; CONSOLI-
                                                          DATED FINANCIAL STATEMENTS

Item 14. Changes in and Disagreements With
         Accountants on Accounting and Financial
         Disclosure..................................     NONE

Item 15. Financial Statements and Exhibits


      (a)  Financial Statements--See Index to Consolidated Financial Statements

      (b)  Exhibits:


Exhibit Number            Description
--------------            -----------
     2.1                  Form of Distribution Agreement, dated as of __, 1997, between Manor Care, Inc.
                          ("Manor Care") and the Registrant.*

     3.1                  Amended and Restated Certificate of  Incorporation of the Registrant.*

     3.2                  Amended and Restated Bylaws of the Registrant.*

    10.1                  Form of Tax Sharing Agreement, dated as of ________, 1997, between Manor Care and the Registrant.*

    10.2                  Form of Tax Administration Agreement, dated as of __________, 1997, between Manor
                          Care and the Registrant.*

    10.3                  Form of Corporate Services Agreement, dated as of ___________, 1997, between
                          Manor Care and the Registrant.*

    10.4                  Credit Agreement, dated as of __________, 1997, among the Registrant and
                          [                  ].*

    10.5                  Form of Assisted Living Facility Management Agreement, dated as of ___________,
                          1997, between the Registrant and Manor Care.

    10.6                  Form of Master Development Agreement, dated as of ___________, 1997, between the
                          Registrant and Manor Care.*

    10.7                  Form of Lease Agreement between Manor Care, and the Registrant.*

    10.8                  Form of Non-Competition Agreement, dated as of ________, 1997, between the Regis-
                          trant and Manor Care.*

    10.9                  Form of Employee Benefits and Other Employment Matters Allocation Agreement,
                          dated as of ________, 1997, between the Registrant and Manor Care.*

    10.10                 Form of Employee Benefits Administration Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.11                 Form of Office Lease Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.12                 Form of Trademark Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.13                 Form of Cash Management Agreement, dated as of ________, 1997, between the Regis-
                          trant and Manor Care.*

    10.14                 Form of Risk Management Consulting Services Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

----------------------------
*      To be filed by amendment.


    10.15                 Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Compen-
                          sation Plan.*

    10.16                 Form of New ManorCare Health Services, Inc. Long-term Incentive Plan.*

    10.17                 Form of New ManorCare Health Services, Inc. Supplemental Executive Retirement
                          Plan.*

    10.18                 Form of New ManorCare Health Services, Inc. Non-Employee Director and Deferred
                          Compensation Stock Purchase Plan.*

    10.19                 Form of Employment Agreement, dated as of _______, 1997, between Stewart Bainum, Jr.
                          and the Registrant.*

    21.1                  Subsidiaries of the Registrant.*

    27.01                 Financial Data Schedule.

    99.01                 Schedule II - Valuation and Qualifying Accounts.

----------------------
*   To be filed by amendment

                                   SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 NEW MANORCARE HEALTH SERVICES, INC.



                                 By:  /s/ James H. Rempe
                                    ------------------------------------------
                                    Name:  James H. Rempe
                                    Title: Senior Vice President,
                                           General Counsel and
                                           Secretary



Date:  September 15, 1997

                         [Manor Care, Inc. Letterhead]

                                                             , 1997


Dear Stockholder:

     I am pleased to inform you that the Board of Directors of Manor Care, Inc. has approved the separation of Manor Care into two public companies. This separation will be achieved through a distribution to stockholders of all outstanding shares of a new company named New ManorCare Health Services, Inc. (to be renamed ManorCare Health Services, Inc.) ("ManorCare Health Services"), which is being formed to own and operate Manor Care's assisted living business and to operate and manage Manor Care's skilled nursing facilities. ManorCare Health Services will also operate Manor Care's institutional pharmacy and home health businesses.

     Holders of record of Manor Care common stock on ________________, 1997 will receive one share of ManorCare Health Services for every share then held of Manor Care common stock.

     ManorCare Health Services will provide a full continuum of senior support health care services through its ownership, operation and management of Manor Care's assisted living facilities, its leasing, operation and management of Manor Care's skilled nursing facilities, its controlling interests in Vitalink Pharmacy Services, Inc. (NYSE: VTK), which owns and operates institutional pharmacies, and In Home Health, Inc. (NASDAQ: IHHI), which provides comprehensive health care services to clients in their homes.

     Manor Care, which will be renamed Manor Care Realty, Inc. ("Manor Care Realty"), will focus on its real estate development business through the construction and development of skilled nursing and assisted living facilities. In addition, Manor Care will continue to own its skilled nursing facilities and Mesquite Community Hospital.

     The Board of Directors believes that the separation will significantly improve each company's ability to raise equity capital on a cost-effective basis to fund its expansion plans. The Board of Directors believes that providing our shareholders the opportunity to have an investment in the growth profiles of both these businesses, each with a distinct strategy for being a major participant in the senior support health care industry, will offer them significant and sustainable value.

ManorCare Health Services

     At the time of the distribution, Manor Care Realty will capitalize ManorCare Health Services with approximately $250 million in cash and a $250 million intercompany note. This will provide ManorCare Health Services with the financial foundation and flexibility it needs to build itself into a leading participant in the assisted living industry.

     Over the next five years, ManorCare Health Services plans to acquire approximately 200 new assisted living facilities to be developed by Manor Care Realty. These and other potential acquisitions form the core of ManorCare Health Services' strategy to become the nation's foremost provider of high-quality senior support health care services within the private pay segment.

     Approximately 170 of the newly developed facilities will be Arden Courts, which provide assistance to individuals suffering from early to middle-stages of Alzheimer's disease or related memory impairment; approximately 38 new facilities will be Springhouse senior residence facilities, serving the general assisted living population.

Manor Care Realty

     Over the past three years, Manor Care has established itself as a leader in the high-growth, high-margin private pay segment of the assisted living industry. The assisted living industry is currently experiencing unprecedented market demand. Driven by America's aging population, increasing life expectancies and health care industry trends toward greater diversity of senior support care offerings and services, demand for assisted living services is expected to continue to grow significantly over the next thirty years.

     Over the next five years, Manor Care Realty will focus on the site selection, development and construction of approximately 200 assisted living facilities for sale to ManorCare Health Services under a Development Agreement between the two companies. The Development Agreement contemplates pricing arrangements which will include compensation to Manor Care Realty for short-term start-up costs and expenses intended to eliminate any dilutive effects of the development program on Manor Care Realty's results of operations. In addition to the income from these sales, Manor Care Realty will also benefit from a Lease Agreement, pursuant to which ManorCare Health Services will lease Manor Care Realty's skilled nursing facilities.

     The transaction also contemplates debt and equity financing by Manor Care Realty sufficient to provide ManorCare Health Services with funding, financial strength and flexibility necessary to execute its accelerated property development program. In addition, Manor Care anticipates calling the outstanding $150 million 9 1/2% Senior Subordinated Notes due 2002 on or about the first call date of November 15, 1997.

     The enclosed Information Statement explains the proposed distribution in detail and provides financial and other important information regarding ManorCare Health Services. We urge you to read it carefully. Holders of Manor Care common stock are not required to take any action to participate in the distribution. A stockholder vote is not required in connection with this matter and accordingly, your proxy is not being sought.

     We continue to be very excited about the growth prospects for the senior support health care industry. We believe that as contemplated this transaction maximizes the ability of both ManorCare Health Services and Manor Care Realty to capitalize on the opportunities this growth represents for the betterment of our shareholders.

                            Sincerely,



                            Stewart Bainum, Jr.
                            Chairman of the Board and
                            Chief Executive Officer

                [New ManorCare Health Services, Inc. Letterhead]


                                    , 1997



Dear Stockholder:

     The enclosed Information Statement includes detailed information about New ManorCare Health Services, Inc., (to be renamed ManorCare Health Services, Inc.) the new company of which you will become a stockholder if you own shares of
Manor Care common stock on            , 1997.

     ManorCare Health Services is striving to become the foremost provider of high-quality senior support health care services in the nation by providing a full range of services covering an integrated continuum of care in geographically clustered facilities. ManorCare Health Services will primarily be engaged in the ownership, operation and management of assisted living facilities through Arden Courts, which provide assistance to individuals suffering from early to middle-stages Alzheimer's disease and related memory impairment, and Springhouse facilities, which are focused on serving the needs of the general assisted living population. In addition, ManorCare Health Services will lease, operate and manage 171 skilled nursing facilities owned by Manor Care. ManorCare Health Services also will provide institutional pharmacy services through its controlling interest in Vitalink Pharmacy Services, Inc. and home health care services through its controlling interest in In Home Health, Inc.

     We are extremely excited about the growth prospects for the senior support health care industry and our ability to develop a national reputation as the leading provider of high quality senior support health care services.

     We welcome you as a stockholder and look forward to your participation in our future.


                                 Sincerely,



                                 Donald C. Tomasso

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement on Form 10 relating to these securities has been filed + +with the Securities and Exchange Commission. This Information Statement shall+ +not constitute an offer to sell or the solicitation of an offer to buy these +
+securities.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

        PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1997

                             INFORMATION STATEMENT

                      New ManorCare Health Services, Inc.
                (to be renamed ManorCare Health Services, Inc.)


                                  Common Stock
                           (Par Value $.01 Per Share)


       This Information Statement is being furnished in connection with the distribution (the "Distribution") by Manor Care, Inc. ("Manor Care") to holders of record of Manor Care common stock at the close of business on ______, 1997 (the "Record Date") of one share of common stock, par value $.01 per share (the "Common Stock"), of New ManorCare Health Services, Inc. (the "Company" or "ManorCare Health Services"), for every share of Manor Care common stock owned on the Record Date. The Distribution will result in 100% of the outstanding shares of Common Stock of the Company being distributed to holders of Manor Care common stock on a pro rata basis. The Distribution will be effective on _________ __, 1997 (the "Effective Date"). It is expected that certificates representing the shares of Common Stock will be mailed to stockholders on or about ________ __, 1997.

       The Company is a newly formed company which, as a result of the transactions entered into in connection with the Distribution, will own the businesses and assets of, and be responsible for the liabilities associated with, Manor Care's assisted living business and operate and manage the skilled nursing facilities owned by Manor Care. In addition, the Company owns approximately 51% of Vitalink Pharmacy Services, Inc. ("Vitalink"), a public company that operates institutional pharmacies and owns 41% of the outstanding common stock and 100% of the outstanding convertible voting preferred stock (which, in the aggregate, constitutes 64% of the voting power) of In Home Health, Inc. ("In Home Health"), a public company that provides comprehensive health care services to clients in their homes.

       No consideration will be paid by Manor Care's stockholders for the shares of Common Stock. There is no current public trading market for the shares of Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. Application will be made to list the
shares of Common Stock on the New York Stock Exchange under the symbol "[    ]."

       In reviewing this Information Statement, you should carefully consider the matters described under the caption "SPECIAL FACTORS."

                           ------------------------

       NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DIS-
         TRIBUTION.  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT
           REQUESTED TO TAKE ANY ACTION WITH RESPECT TO YOUR SHARES.

                           ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS INFORMATION STATEMENT.  ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                           ------------------------

           The date of this Information Statement is ________, 1997.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
SUMMARY ..................................................................    1

SUMMARY FINANCIAL INFORMATION ............................................    4

INTRODUCTION .............................................................    5

THE DISTRIBUTION .........................................................    6
     Reasons for the Distribution ........................................    6
     Manner of Effecting the Distribution ................................    6
     Solvency Opinion ....................................................    7
     Federal Income Tax Consequences of the Distribution .................    7
     Listing and Trading of the Shares of Common Stock ...................    8
     Future Management of the Company ....................................    9

SPECIAL FACTORS ..........................................................   10
     Forward-Looking Information .........................................   10
     Operating History and Future Prospects ..............................   10
     Dependence by the Company on Related Party Agreements ...............   10
     Dependence on Manor Care Realty .....................................   11
     Potential Conflicts with Manor Care Realty ..........................   11
     Fraudulent Transfer Considerations; Legal Dividend Requirements .....   12
     Competition .........................................................   12
     Regulation ..........................................................   12
     Staffing and Labor Costs ............................................   14
     Dependence on Attracting Seniors with Sufficient Resources to Pay ...   14
     Payment by Third-Party Payors .......................................   15
     Environmental Matters ...............................................   15
     Absence of Prior Trading Market for the Common Stock ................   15
     Significant Bainum Family Interest ..................................   16
     Certain Tax Considerations ..........................................   16
     Common Stock Dividend Policy ........................................   16

RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY
  AFTER THE DISTRIBUTION .................................................   17
     Lease Agreements ....................................................   17
     Development Agreement ...............................................   18
     Non-Competition Agreement ...........................................   19
     Assisted Living Facility Management Agreement .......................   19
     Employee Benefits and Other Employment Matters Allocation Agreement .   19
     Employee Benefits Administration Agreement ..........................   20
     Office Lease Agreement ..............................................   20
     Distribution Agreement ..............................................   20
     Tax Sharing Agreement ...............................................   20
     Tax Administration Agreement ........................................   21
     Corporate Services Agreement ........................................   21
     Trademark Agreement .................................................   21
     Cash Management Agreement ...........................................   21
     Risk Management Consulting Services Agreement .......................   22
     Realty Note .........................................................   22

FINANCING ................................................................   22
     The Capital Contribution ............................................   22
     The Credit Facility .................................................   22
     7 1/2% Senior Notes .................................................   23

                                                                            PAGE
                                                                            ----
PRO FORMA CAPITALIZATION ..................................................  24

PRO FORMA FINANCIAL DATA ..................................................  25

SELECTED HISTORICAL FINANCIAL DATA ........................................  29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
  OPERATIONS AND FINANCIAL CONDITION ......................................  30
     Introduction .........................................................  30
     Overview And Outlook .................................................  30
     Results of Operations ................................................  30
     Liquidity and Capital Resources ......................................  31
     Property and Acquisitions ............................................  32
     Forward-Looking and Cautionary Statements ............................  32
     Impact of Recently Issued Accounting Standards .......................  32

BUSINESS ..................................................................  34
     Overview .............................................................  34
     Industry Trends ......................................................  34
     Business Strategy ....................................................  36
     Skilled Nursing Services .............................................  38
     Assisted Living Services .............................................  39
     Institutional Pharmacy Services ......................................  40
     Home Health Care Services ............................................  41
     Employees ............................................................  42
     Properties ...........................................................  42
     Competition ..........................................................  48
     Government Funding ...................................................  48
     Government Regulation ................................................  50
     Insurance ............................................................  52
     Legal Proceedings ....................................................  52

MANAGEMENT ................................................................  53
     Executive Officers of the Company ....................................  53
     Compensation of Executive Officers ...................................  55
     Retirement Plans .....................................................  57
     Option and Stock Purchase Plans ......................................  59
     Employment Agreements ................................................  59

THE BOARD OF DIRECTORS ....................................................  60
     Directors of the Company .............................................  60
     Committees of the Board of Directors .................................  61
     Non-Employee Director Plan ...........................................  62

CERTAIN RELATIONSHIPS AND TRANSACTIONS ....................................  62

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS ...........................  63

BENEFICIAL OWNERSHIP OF MANAGEMENT ........................................  65

DESCRIPTION OF CAPITAL STOCK OF THE COMPANY ...............................  67
     Common Stock .........................................................  67
     Preferred Stock ......................................................  67
     Preemptive Rights ....................................................  67

PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS .............  68
     General ..............................................................  68

                                                                          PAGE
                                                                          ----

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS................... 69
     Elimination of Liability in Certain Circumstances.................... 69
     Indemnification and Insurance........................................ 69

INDEPENDENT ACCOUNTANTS................................................... 69

ADDITIONAL INFORMATION.................................................... 69

INDEX TO COMBINED FINANCIAL STATEMENTS....................................F-1

                                    SUMMARY

         The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements set forth in this Information Statement, which should be read in its entirety. As used herein, "Manor Care" refers to Manor Care, Inc. prior to the Distribution, "Manor Care Realty" refers to Manor Care, Inc. after the Distribution and "ManorCare Health Services" refers to New ManorCare Health Services, Inc. (to be renamed ManorCare Health Services, Inc.) after the Distribution.

                           MANORCARE HEALTH SERVICES

         The Company is a leading provider of a full range of senior support health care services. The Company provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Development Agreement." The Company's strategy for achieving this objective entails aggressive implementation of the following key initiatives:

         . Grow through Acquisition of Proprietary Assisted Living Facilities Developed by Manor Care Realty

         .    Expand on Current Market Leadership Position in the Private Pay
              Segment

         . Extend Leadership Position as Provider of the Most Innovative Alzheimer's Services in the Industry

         .    Maintain Focus on High-Quality Personalized Care and Services

         . Market Distinctive Products Nationally Under the ManorCare Health Services Brand Name

         .    Build on Existing Senior Support Services Platform

         .    Focus on Development of Cluster Markets

         ManorCare Health Services leases, operates and manages 171 skilled nursing facilities in 28 states containing approximately 24,050 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, the Company operates 141 Arcadia special care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 22 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. The Company owns and operates 34 assisted living facilities in 12 states containing 3,755 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 21 Springhouse senior residences, serving the general assisted living population. To enhance the array of services it provides, the Company also has majority control of Vitalink, the second largest public institutional pharmacy company, and In Home Health, a national home health care services company. Vitalink operates 57 institutional pharmacies in 32 states, serving approximately 174,000 beds. In Home Health provides home health services in 14 states. See "BUSINESS."

         The Company's principal offices are located at 11555 Darnestown Road, Gaithersburg, Maryland, 20878, and its telephone number is (301) 979-4000.

                               THE DISTRIBUTION

Distributing Company..............    Manor Care, Inc., a Delaware corporation.

Distributed Company...............    New ManorCare Health Services, Inc., a
                                      Delaware corporation (to be renamed
                                      ManorCare Health Services, Inc.), a newly
                                      formed company which will on the Effective
                                      Date (i) own all of the business and
                                      assets of, and be responsible for the
                                      liabilities associated with, the assisted
                                      living business conducted by Manor Care
                                      and certain of its subsidiaries (the
                                      "Assisted Living Business"), (ii) operate
                                      and manage the skilled nursing facilities
                                      owned by Manor Care (the "Skilled Nursing
                                      Facilities"), (iii) own approximately 51%
                                      of Vitalink, a public company that
                                      operates institutional pharmacies, and
                                      (iv) own approximately 64% of the voting
                                      power of In Home Health, a public company
                                      that provides health care services to
                                      clients in their homes.

Primary Purposes of the
   Distribution...................    The Board of Directors and management of
                                      Manor Care believe that the separation
                                      into two public companies of Manor Care's
                                      health care services business and the
                                      operation of its health care real estate
                                      development activities, including site and
                                      market selection for the development of
                                      skilled nursing and assisted living
                                      facilities and construction related
                                      activities (the "Real Estate Development
                                      Business"), by means of the Distribution
                                      will provide Manor Care with better access
                                      to the equity capital markets and improve
                                      Manor Care's capital-raising efficiency
                                      since investors will be better able to
                                      assess the different risk profiles and
                                      operating characteristics of both
                                      companies. Manor Care believes that it
                                      will be able to raise needed equity
                                      capital on a more cost-effective basis
                                      than would be available under Manor Care's
                                      current structure. Raising a significant
                                      amount of equity capital will provide
                                      Manor Care with the necessary flexibility
                                      in its capital structure to enable it to
                                      fund its expansion plans on a timely and
                                      cost-effective basis and pursue any
                                      material acquisitions which Manor Care
                                      believes would enhance its competitive
                                      position. The Board of Directors and
                                      management of Manor Care also believe that
                                      the Distribution will enable each company
                                      to focus its managerial resources on the
                                      development of its business. See "THE
                                      DISTRIBUTION-REASONS FOR THE
                                      DISTRIBUTION."

Distribution Ratio................    Each Manor Care stockholder will receive
                                      one share of common stock, par value $.01
                                      per share (the "Common Stock"), of the
                                      Company for every share of Manor Care
                                      common stock held on the Record Date.

Tax Consequences..................    Manor Care has requested a private letter
                                      ruling (the "Ruling") from the Internal
                                      Revenue Service ("IRS") that the receipt
                                      of shares of Common Stock will be tax-free
                                      for Federal income tax purposes to the
                                      stockholders of Manor Care and that Manor
                                      Care will not recognize income, gain or
                                      loss as a result of the Distribution. See
                                      "THE DISTRIBUTION--Federal Income Tax
                                      Consequences of the Distribution."

Shares to be Distributed..........    Approximately ___________ shares of Common
                                      Stock will be distributed pursuant to the
                                      Distribution based on approximately
                                      ___________ shares of Manor Care common
                                      stock outstanding on __________, 1997. The
                                      shares to


                                      be distributed will constitute 100% of the outstanding shares of Common Stock of the Company.

Listing and Trading Market........    Application will be made to list the
                                      shares of Common Stock on the New York
                                      Stock Exchange, Inc. ("NYSE") under the
                                      symbol "[ ]."

Record Date.......................    Close of business on _______ __, 1997.

Effective Date....................    __________, 1997.

Mailing Date......................    Certificates representing the shares of
                                      Common Stock will be mailed to Manor Care
                                      stockholders on or about __________, 1997.

Distribution Agent................    ChaseMellon Shareholder Services, L.L.C.,
                                      the transfer agent for Manor Care.

Dividend Policy...................    It is currently contemplated that
                                      following the Distribution, the Company
                                      will pay modest quarterly cash dividends
                                      on the shares of Common Stock. The payment
                                      of dividends on the Common Stock will be
                                      subject to the discretion of the Board of
                                      Directors of the Company and will depend
                                      upon, among other things, the Company's
                                      financial condition, capital requirements,
                                      funds from operations, future business
                                      prospects and such other factors as the
                                      Board may deem relevant. See "SPECIAL
                                      FACTORS--Common Stock Dividend Policy."

Relationship with Manor Care Realty
   After the Distribution.........    Following the Distribution, Manor Care
                                      Realty will have a continuing relationship
                                      with the Company as a result of the
                                      agreements being entered into between
                                      Manor Care and the Company in connection
                                      with the Distribution, including the Lease
                                      Agreements, the Development Agreement, the
                                      Non-Competition Agreement, the Assisted
                                      Living Facility Management Agreement, the
                                      Distribution Agreement, the Tax Sharing
                                      Agreement, the Tax Administration
                                      Agreement and various other agreements
                                      with respect to among other things,
                                      employee benefits, risk management and
                                      corporate and administrative services. See
                                      "RELATIONSHIP BETWEEN MANOR CARE REALTY
                                      AND THE COMPANY AFTER THE DISTRIBUTION."

                                      The Company and Manor Care Realty will
                                      share two common directors. In addition, upon completion of the Distribution, Mr.
                                      Stewart Bainum, Jr., who will be Chairman of the Board of Manor Care Realty and ManorCare Health Services, is expected to own beneficially approximately 22.86% of the Common Stock of Manor Care Realty and the Company. The relationship between
                                      Manor Care Realty and the Company may be subject to certain potential conflicts of interest. See "SPECIAL FACTORS--Potential
                                      Conflicts with Manor Care Realty" and
                                      "SPECIAL FACTORS--Significant Bainum
                                      Family Interest."

Special Factors...................    Stockholders should carefully consider the
                                      matters discussed under the section
                                      entitled "SPECIAL FACTORS" in this
                                      Information Statement.

                         SUMMARY FINANCIAL INFORMATION

         The following table sets forth a summary of selected historical and pro forma financial data for the Company. The historical financial data relates to the businesses of the Company as they were operated as part of Manor Care and may not necessarily be indicative of the results of operations or financial position that would have been obtained if the Company had been a separate, independent company during the periods shown nor necessarily indicative of ManorCare Health Services' future performance as an independent company. See "SPECIAL FACTORS -- Operating History and Future Prospects." The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data for the fiscal years ended May 31, 1996 and 1997 are derived from the audited combined financial statements of the Company. The historical financial data set forth below should be read in conjunction with ManorCare Health Services' Combined Financial Statements and the notes thereto found elsewhere in this Information Statement. The operations of the Company will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. As such, historical statements of income and other financial data include results of pharmacy, assisted living and home health operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION." The summary pro forma financial data make adjustments to the historical balance sheet and the historical statement of income, as if the Distribution had occurred on May 31, 1997 for purposes of the pro forma balance sheet, and on June 1, 1996 for purposes of the pro forma statement of income. See "PRO FORMA FINANCIAL DATA" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information. The pro forma financial statements of the Company may not reflect the future results of operations or financial position of the Company or what the results of operations would have been if the Company had been a separate, independent company during such period. The pro forma adjustments reflect the impact of the Distribution, Lease Agreements, Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, TeamCare operations from June 1, 1996 to January 31, 1997 (the portion of the fiscal year prior to the TeamCare Merger (as defined herein)), the assumption of the 7 1/2% Senior Notes due 2006, and the related income tax effects of these adjustments. See "PRO FORMA FINANCIAL DATA."

                                                                 Fiscal Years Ended May 31,
                                                 -----------------------------------------------------           Pro Forma
                                                     1995                1996                 1997                 1997
                                                 -----------          -----------          -----------          -----------
                                                                               (In thousands)
Statements of Income Data:
Revenues                                         $   125,987          $   263,047          $   471,152          $ 1,681,966
Expenses:
  Operating expenses                                  99,011              227,410              413,762            1,494,809
  Depreciation and amortization                        6,090               11,583               20,135               27,797
  General corporate and other                          2,957                9,195                8,385               70,592
  Provision for asset impairment                          --                1,200                   --                   --
                                                 -----------          -----------          -----------          -----------
        Total expenses                               108,058              249,388              442,282            1,593,198
                                                 -----------          -----------          -----------          -----------
Income before other income and
       (expenses) and income taxes                    17,929               13,659               28,870               88,768
                                                 -----------          -----------          -----------          -----------
Other income and (expenses):
  Gain on issuance of Vitalink stock                      --                   --               50,271               50,271
  Interest expense                                    (3,898)             (11,387)             (17,317)             (25,113)
  Other income (expenses), net                        (1,152)                 276               (1,719)              30,590
                                                 -----------          -----------          -----------          -----------
Income before income taxes                            12,879                2,548               60,105              144,516
Income taxes                                           6,055                1,437               23,917               60,824
                                                 -----------          -----------          -----------          -----------
Net income                                       $     6,824          $     1,111          $    36,188          $    83,692
                                                 ===========          ===========          ===========          ===========
Other Financial Data:
Cash provided by operating activities            $    16,701          $     8,043          $     4,401          $       N/A
Investment in property and equipment                  25,020               32,001               39,974                  N/A
Total assets                                         134,502              334,880              787,377            1,385,847
Long-term debt                                         1,837               51,387              180,843              330,843
Investments and advances from Manor Care              90,020              193,807              277,066                   --
Common stock and paid-in-capital                          --                   --                   --              682,026

                             INFORMATION STATEMENT
                                    for the
                       STOCKHOLDERS OF MANOR CARE, INC.

                     ------------------------------------

                                 INTRODUCTION


     On ______, 1997, the Board of Directors of Manor Care, Inc., a Delaware corporation ("Manor Care"), declared a distribution (the "Distribution") payable to the holders of record of Manor Care's common stock, par value $.10 per share, at the close of business on _______, 1997 (the "Record Date"), of one share of common stock, par value $.01 per share (the "Common Stock"), of New ManorCare Health Services, Inc., a Delaware corporation (which will be renamed ManorCare Health Services, Inc.) (the "Company" or "ManorCare Health Services"), for every share of Manor Care common stock outstanding on the Record Date. The Distribution will occur on __________ __, 1997 (the "Effective Date"). As a result of the Distribution, 100% of the outstanding shares of the Common Stock of the Company will be distributed to Manor Care stockholders on a pro rata basis. Certificates representing the shares of Common Stock will be mailed to Manor Care stockholders on or about ___________ __, 1997.

     The Company is a subsidiary of Manor Care. On the Effective Date, the Company will own all of the assets and will have assumed certain liabilities relating to the assisted living business previously conducted by Manor Care and certain of its subsidiaries (the "Assisted Living Business"). In addition, the Company will own all of Manor Care's stock in Vitalink Pharmacy Services, Inc., a public company that owns and operates pharmacies ("Vitalink") and In Home Health, Inc., a public company that provides comprehensive health care services to clients in their homes ("In Home Health"). The Company will also enter into the Lease Agreements (as defined herein) pursuant to which ManorCare Health Services will operate and manage the skilled nursing facilities owned by Manor Care (the "Skilled Nursing Facilities"). In addition, the Company will enter into the Development Agreement (as defined herein) pursuant to which Manor Care Realty will develop assisted living facilities for the Company and retain ownership of such facilities until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as the Company opts to purchase such facility provided that if such stabilized occupancy occurs within two years of commencing operations, the Company will be obligated to purchase such facilities. For purposes of governing certain of the ongoing relationships between Manor Care Realty and the Company after the Distribution and to provide for an orderly transition on the Effective Date to the status of two separate, independent companies, Manor Care and the Company will enter into the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Distribution Agreement, the Tax Sharing Agreement (each as defined herein) and various other agreements with respect to among other things, employee benefits, risk management and corporate and administrative services. See "BUSINESS" and "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

     Stockholders of Manor Care with questions concerning the Distribution or the trading of Manor Care common stock for the period generally between the Record Date and the Effective Date should contact the Distribution Agent at 1-800-851-9677. Other inquiries should be directed to the Investor Relations Department of Manor Care, Inc., 11555 Darnestown Road, Gaithersburg, Maryland, 20878. Manor Care's telephone number is (301) 979-4408. After the Effective Date, stockholders of the Company with inquiries relating to the Distribution or their investment in the Company should contact the Investor Relations Department of ManorCare Health Services, 11555 Darnestown Road, Gaithersburg, Maryland, 20878. The Company's telephone number is (301) 979-4000.

                               THE DISTRIBUTION

Reasons for the Distribution

     Manor Care reviews the performance of its business, operations and investments on a regular basis in order to maximize the long-term value of Manor Care for all its stockholders. As a result of this analysis, Manor Care has determined to separate its Assisted Living Business and investments in Vitalink and In Home Health as well as its management of the Skilled Nursing Facilities from the operation of its health care real estate development activities, including site and market selection for the development of its facilities and construction related activities (the "Real Estate Development Business").

     The Distribution is designed primarily to separate two entities with distinct operating characteristics, creating two independent public companies:
ManorCare Health Services, an assisted living and health care services management company; and Manor Care Realty, a skilled nursing and health care real estate development company. The Board of Directors and management of Manor Care believe this separation will better enable the financial community to assess the different investment profiles, operating characteristics and credit fundamentals of each resulting entity, thus providing each of ManorCare Health Services and Manor Care Realty with greater financial flexibility to implement its unique business strategies through enhanced and more cost-effective access to public sources of equity capital.

     Specifically, the Distribution is intended to provide ManorCare Health Services with the financial strength and flexibility to execute its strategy of acquiring 170 Arden Courts and 38 Springhouse senior residences during the next five years. ManorCare Health Services believes this acquisition plan, which is an integral part of its effort to become the nation's foremost provider of high-quality senior support health care services within the private pay segment, is necessary to consolidate its leadership position and capitalize on opportunities for continued business growth and margin expansion. Pursuant to the Development Agreement, these facilities will be developed by Manor Care Realty, which, by virtue of the Distribution, will be able to focus its management expertise and financial resources primarily on developing purpose-built real estate products that meet the unique needs of the senior population.

     The Board of Directors and management of Manor Care also believe that the Distribution will enable each company to focus its managerial resources on the development of its business. Finally, the Distribution will allow investors to better evaluate the fundamentals of Manor Care Realty's and ManorCare Health Services' respective businesses and future outlooks, which the Company believes will enhance overall stockholder value.

     For the reasons stated above, the Manor Care Board of Directors believes that the Distribution is in the best interests of Manor Care and its stockholders.

Manner of Effecting the Distribution

     The general terms and conditions relating to the Distribution are set forth in a Distribution Agreement, dated as of __________ __, 1997 (the "Distribution Agreement"), between Manor Care and the Company. Pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will convey or cause to be conveyed to ManorCare Health Services all of the right, title and interest of Manor Care and its subsidiaries in: (i) all of the business and assets of the Assisted Living Business; (ii) the shares of Common Stock of Vitalink owned by Manor Care; and (iii) the shares of Common and Preferred Stock of In Home Health owned by Manor Care (the "Contribution of Assets").

     Also pursuant to the Distribution Agreement, Manor Care will assign to ManorCare Health Services and ManorCare Health Services will assume certain liabilities, including, subject to certain exceptions, all liabilities arising from (i) the operation of the Assisted Living Business or the ownership or use of assets or other activities in connection therewith after the Effective Date,
(ii) the operation of the Skilled Nursing Facilities after the Effective Date and (iii) the ownership of stock in Vitalink and In Home Health (the "Assumption of Liabilities"). "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Distribution Agreement."

     In addition, on or prior to the Effective Date, Manor Care will make a capital contribution (the "Capital Contribution") to ManorCare Health Services of (i) approximately $250 million in cash and (ii) $250 million of Senior Notes of Manor Care Realty (the "Realty Note"). See "FINANCING." Following the Contribution of Assets, Assumption of Liabilities and Capital Contribution, Manor Care will effect the Distribution on the Effective Date by providing for the delivery of the shares of Common Stock to the Distribution Agent for distribution to the holders of record of Manor Care common stock on the Record Date. The Distribution will be made on the basis of one share of Common Stock for every share of Manor Care common stock outstanding on the Record Date. The actual total number of shares of Common Stock to be distributed will depend on the number of shares of Manor Care common stock outstanding on the Record Date. Based upon the number of shares of Manor Care common stock outstanding on ________ __, 1997, approximately _________ shares of Common Stock will be distributed to Manor Care stockholders. The shares of Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. Certificates representing the shares of Common Stock will be mailed to Manor Care stockholders on or about _______ __, 1997. See "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY."

     No holder of Manor Care common stock will be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution or to surrender or exchange shares of Manor Care common stock in order to receive shares of Common Stock. The Distribution will not affect the number of outstanding shares of Manor Care Realty common stock.

Solvency Opinion

     The Distribution is conditioned upon, among other things, the receipt by the Board of Directors of Manor Care of an opinion of a reputable appraisal or financial advisory firm, in a form satisfactory to the Board of Directors, to the effect that, assuming the Distribution is consummated as proposed: (i) with respect to each of Manor Care and ManorCare Health Services, immediately after giving effect to the Distribution (a) the fair value of such company's aggregate assets would exceed such company's total liabilities (including contingent liabilities); (b) the present fair saleable value of such company's aggregate assets would be greater than such company's probable liabilities on its debts as such debts become absolute and mature; (c) such company would be able to pay its debts and other liabilities (including contingent liabilities) as they mature; and (d) the capital remaining in such company after the Distribution would not be unreasonably small for the business in which such company is engaged, as management has indicated it is now conducted and is proposed to be conducted following consummation of the Distribution; and (ii) the excess of the value of the aggregate assets of Manor Care, before consummation of the Distribution, over the total identified liabilities (including contingent liabilities) of Manor Care would equal or exceed the value of the Distribution to stockholders plus the stated capital of the Company (the "Solvency Opinion"). The Board of Directors has reserved the right to waive the receipt of the Solvency Opinion as a condition to consummation of the Distribution. The Board of Directors may not provide stockholders with notice if receipt of the Solvency Opinion is waived as a condition to consummation of the Distribution; however, the Board of Directors will waive such condition only if the Board of Directors is satisfied as to the solvency of Manor Care and ManorCare Health Services and as to the permissibility of the Distribution under Section 170 of the DGCL (as defined).

     The Company has engaged [       ] to provide such an opinion and has agreed
to pay [        ] a fee of $[       ] for its services (which fee will not be
contingent on consummation of the Distribution).

Federal Income Tax Consequences of the Distribution

     Manor Care has requested a private letter ruling (the "Ruling") from the IRS which would provide, among other things, that the Distribution will qualify as a tax-free transaction under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"). The Ruling, while generally binding on the IRS, would be based upon certain factual representations and assumptions. If any of such factual representations or assumptions are incorrect or untrue in any material respect, the ability to rely on the Ruling may be adversely affected. If the Distribution is held to be taxable, both Manor Care and its stockholders could be subject to a material amount of income tax.

     The following is a summary of the material Federal income tax consequences of the Distribution assuming that it qualifies as a tax-free transaction under Sections 355 and 368 of the Code:

     (1) Pursuant to Section 355 of the Code, Manor Care stockholders will not recognize any income, gain or loss upon the receipt of the shares of Common Stock.

     (2) A Manor Care stockholder's tax basis for the Manor Care common stock with respect to which shares of Common Stock are received will be apportioned between such shares of Manor Care common stock and such shares of Common Stock in proportion to the fair market values of each on the date the shares of Common Stock are distributed to the Manor Care stockholder. Such allocation must be calculated separately for each block of Manor Care shares (shares purchased at the same time and at the same cost) with respect to which the shares of Common Stock are received. The holding period for the shares of Common Stock received in the Distribution will include the period during which such Manor Care shares were held (provided that such Manor Care shares are held as a capital asset at the time of the Distribution).

     (3) Neither Manor Care nor the Company will recognize any income, gain or loss as a result of the Distribution.

     Treasury regulations governing Section 355 of the Code require that each Manor Care stockholder who receives shares of Common Stock pursuant to the Distribution attach a statement to the Federal income tax return that will be filed by the stockholder for the taxable year in which such stockholder receives the shares in the Distribution, which statement shows the applicability of
Section 355 of the Code to the Distribution. Manor Care will provide each Manor Care stockholder with information necessary to comply with this requirement.

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO RECEIVED THEIR SHARES THROUGH THE EXERCISE OF AN OPTION OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. ALL STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Listing and Trading of the Shares of Common Stock

     Application will be made to list the shares of Common Stock on the New York Stock Exchange, Inc. ("NYSE") under the symbol "[ ]." The Company expects that initially it will have approximately _____ holders of record of the shares of Common Stock, based on the number of stockholders of record of Manor Care on _____ __, 1997.

     A "when-issued" trading market is expected to develop on or about the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted. See "SPECIAL FACTORS -- Absence of Prior Trading Market for the Common Stock."

     The shares of Common Stock distributed to Manor Care stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including an exemption contained in Rule 144 thereunder.

Future Management of the Company

     Following the Distribution, the business and operations of ManorCare Health Services will continue to be operated substantially in the manner in which they have been operated in the past and with substantially the same operating management as at present. The six principal executive officers of the Company have an average of more than 16 years of industry experience. See "MANAGEMENT -- Executive Officers of the Company."

                                SPECIAL FACTORS

     This Information Statement contains certain forward-looking statements regarding the Company's future plans, operations and prospects, which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Special Factors" and elsewhere in this Information Statement.

Forward-Looking Information

     This Information Statement contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intends," "expect" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's operating results is the Company's ability to implement its plan to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Special Factors" section and elsewhere in this Information Statement including, among others (i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required,
(ii) the nature and extent of future competition and (iii) the extent of future reform and regulation.

Operating History and Future Prospects

     The Company was formed for the purpose of effecting the Distribution. The Company does not have an operating history as an independent public company, but will own and conduct the operations of the Assisting Living Business and the stock of Vitalink and In Home Health previously owned and conducted by Manor Care and will operate and manage the Skilled Nursing Facilities previously operated and managed by Manor Care. On an historical basis, for the three fiscal years ended May 31, 1997, the Company's businesses were profitable. There can be no assurance, however, that the Company's operations will be profitable in 1998 or future years. See "SELECTED HISTORICAL FINANCIAL DATA" and "COMBINED FINANCIAL STATEMENTS."

     The Company's future success will depend on a number of factors, including
(i) the level of demand for the Company's assisted living facilities and the Skilled Nursing Facilities, (ii) the success of the Company's planned expansion of its Assisted Living Business, (iii) the Company's ability to manage and operate the Skilled Nursing Facilities, (iv) the substantial competition encountered by the Company, see "-- Competition" and "BUSINESS -- Competition,"
(v) the presence of existing governmental regulation and the potential for health care reform which might be adverse to the Company, see "-- Regulation," and "BUSINESS -- Government Regulation," (vi) the Company's transition to an independent, public company and the costs associated therewith, and (vii) the future success of Vitalink and In Home Health.

Dependence by the Company on Related Party Agreements

     In connection with the Distribution, the Company will enter into agreements with Manor Care, including the Development Agreement, the Lease Agreements and the Assisted Living Facility Management Agreement. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for ManorCare Health Services and retain ownership of such facilities for up to two years until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as ManorCare Health Services opts to purchase such facility. Accordingly, the risks related to construction and the initial operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty. Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services all of its

Skilled Nursing Facilities, and Manor Care Realty will grant to ManorCare
Health Services, pursuant to the Lease Agreements or by separate agreement, the right to operate and manage all of Manor Care Realty's current and future skilled nursing facilities; and pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. ManorCare Health Services' revenues will be dependent on the operations of the skilled nursing facilities under the Lease Agreements and the Assisted Living Facility Management Agreement. Manor Care Realty's development strategy will require substantial capital resources. The inability of Manor Care Realty to secure all necessary financing for the development and construction of the assisted living facilities on acceptable terms and conditions could have a material adverse effect on the Company. In addition, the potential exists for disagreement in the future as to compliance with the terms of the contracts between the parties. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

Dependence on Manor Care Realty

     The Company's core strategy contemplates the acquisition of 170 new Arden Courts facilities and 38 new Springhouse facilities over the next five years. Under the Development Agreement, Manor Care Realty will locate, develop and build these facilities for sale to the Company and, pending their purchase by the Company, will own them for an occupancy stabilization period of up to two years. The success of the Company's strategy will thus depend in very significant part upon Manor Care Realty's capacity to locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. Moreover, Manor Care Realty will be a highly leveraged company which may make it more difficult to secure short-term construction financing for these facilities and which will make it more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on the Company. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

Potential Conflicts with Manor Care Realty

     Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease, manage and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement, (iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Realty Note,
(v) ManorCare Health Services and Manor Care Realty will enter into the Non-Competition Agreement that will limit the competition between the companies and
(vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION." With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, ManorCare Health Services believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. In addition, ManorCare Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be followed by the board of directors of each company to limit the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty. Such procedures will include requiring Messrs. Bainum, Jr. and

Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of the Company or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies. It will be the principal responsibility of the general counsel of each company to monitor this issue in consultation with the Audit Committee of the Board of Directors of the company in question.

Fraudulent Transfer Considerations; Legal Dividend Requirements

     It is a condition to the consummation of the Distribution that the Board of Directors of Manor Care shall have received a satisfactory opinion regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Distribution under the requirements of Section 170 of the Delaware General Corporation Law ("DGCL") of Manor Care's net assets following the Distribution. See "THE DISTRIBUTION--Solvency Opinion." The solvency opinion will address certain factual matters relevant to an assessment of the legality of the Distribution under Delaware law, but will not constitute a legal opinion and will not be delivered by a firm qualified to practice law in Delaware. Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Distribution under Section 170 of the DGCL. There is no certainty, however, that a court would reach the same conclusion. If a court (for example, in a lawsuit by an unpaid creditor or representatives of creditors) were to find that, at the time Manor Care effected the Distribution of ManorCare Health Services, Manor Care or ManorCare Health Services, as the case may be, (i) was insolvent, (ii) was rendered insolvent by reason of the Distribution, (iii) was engaged in a business or transaction for which Manor Care's or ManorCare Health Services' remaining assets, as the case may be, constituted unreasonably small capital, or (iv) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the distribution (in whole or in part) to Manor Care, or require Manor Care or ManorCare Health Services, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care or ManorCare Health Services, as the case may be, would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures. In addition, under
Section 170 of the DGCL (which is applicable to Manor Care in the Distribution) a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus capital) and not out of capital.

Competition

     The Company operates in a highly competitive environment and competes with a variety of other companies in providing assisted living services, skilled nursing services, institutional pharmacy services and home health care services, as well as numerous other companies providing similar service and care alternatives, such as congregate care facilities and retirement communities. In particular, given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, the Company expects that the assisted living industry will become increasingly competitive in the future. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company and may be more established in their respective communities than the Company. Consequently, increased competition in the future could limit the Company's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on the Company. See "BUSINESS-- Competition."

Regulation

     Health care is an area of extensive and frequent regulatory change. The Federal government and all states in which the Company operates regulate various aspects of the Company's business. In particular, the operation of nursing centers and the provision of health care services are subject to Federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Nursing centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program and the ability to participate in other third party programs. The Company is also subject to inspection regarding record keeping and inventory control. The Company's assisted living facilities are subject to varying degrees of regulation and licensing by local and state health and social health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. In most states, assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the Federal and state levels are evolving. Changes in the laws or new interpretations of existing laws as applied to the Assisted Living Business may have a significant impact on the Company's methods and costs of doing business.

     The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company. In addition, certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on the Company. Furthermore, there have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations by the Health Care Financing Administration ("HCFA"), enhanced pressure to contain health care costs by Medicare, Medicaid and other payors and permitting greater state flexibility in the administration of Medicaid could adversely affect the Skilled Nursing Facilities operated and managed by the Company.

     On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. There can be no assurance that additional Federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on the Company.

     The Company is also subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislations" which prohibit, with limited exceptions, the referral of patients for certain services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has an ownership interest and the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare and Medicaid. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. In addition, the Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities; accordingly, these areas may come under closer scrutiny by the government. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of the Company. See "BUSINESS--Government Regulation."

     Many states have adopted Certificate of Need or similar laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. To the extent that Certificates of Need or other similar approvals are required for the expansion of Company operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals.

     Certain states provide for Medicaid reimbursement for assisted living services pursuant to Medicaid Waiver Programs permitted by the Federal government. In the event the Company elects to provide services in states with a Medicaid Waiver Program, the Company may then elect to become certified as a Medicaid provider in such states. As a provider of services under the Medicaid Waiver Program, the Company will be subject to all of the requirements of such program, including the fraud and abuse laws, violations of which may result in civil and criminal penalties and exclusion from further participation in the Medicaid Waiver Program. The Company intends to comply with all applicable laws, including the fraud and abuse laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not in the future have a material adverse impact on the Company's business, results of operations or financial condition. See "BUSINESS--Government Regulation."

Staffing and Labor Costs

     The Company competes with various health care providers, including other assisted living and skilled nursing providers, with respect to attracting and retaining qualified or skilled personnel. The Company also depends on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require the Company to enhance its wage and benefits package in order to compete. There can be no assurance that the Company's labor costs will not increase or, if they do, that such costs can be matched by corresponding increases in revenues. Any significant failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company's business, operating results and financial condition. See "BUSINESS-- Employees."

Dependence on Attracting Seniors with Sufficient Resources to Pay

     The Company currently, and for the foreseeable future, expects to rely primarily on the ability of the residents of its assisted living facilities to pay the Company's fees from their own or familial financial resources. Generally only seniors with income or assets meeting or exceeding the comparable median in the region where the Company's assisted living facilities are located are expected to be able to afford the Company's fees. Inflation or other circumstances that adversely affect the ability of seniors to pay for the Company's services could have an adverse effect on the Company. If the Company encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition would likely be adversely affected.

Payment by Third-Party Payors

     A portion of the Company's revenues from the services it provides for the Skilled Nursing Facilities will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. For the fiscal years ended May 31, 1995, 1996 and 1997, respectively, the Skilled Nursing Facilities to be operated by the Company and the Assisted Living Business derived approximately 59%, 59% and 57% of their patient service revenue from private pay sources, 18%, 18% and 18% from Medicare and 23%, 23% and 25% from various state Medicaid agencies in each case as they were operated by Manor Care. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as the Company. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Skilled Nursing Facilities, or the provision of services and supplies by the Company, now or in the future will initially meet or continue to meet the requirements for participation in such programs. The Company could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, the Budget Act will, over the next several years, alter the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods from a retrospective to a prospective payment system. See " -- Regulation." In addition, in certain states there have been proposals to establish or for establishment of a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. The Company cannot at this time predict whether any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on the Company. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue.

Environmental Matters

     Certain Federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. The Company has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its centers with those laws and regulations. The Company believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste. See "BUSINESS--Government Regulation--Environmental Regulation."

Absence of Prior Trading Market for the Common Stock

     There has not been any established public trading for the Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application will be made to list the Common Stock on the NYSE. There can be no assurance either as to the prices at which the Common Stock will trade before or after the Effective Date. Until the Common Stock is fully distributed and an orderly market develops, the prices at which such shares trade may fluctuate significantly. Prices for shares of Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, investor perception of the Company, changes in economic conditions in the assisted living and skilled nursing industries and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the shares of Common Stock.

Significant Bainum Family Interest

     Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.20% and 22.86%, respectively, of the Common Stock, in each case including shares with respect to which voting power is shared with other individuals or entities. In addition, Mr. Bainum, Jr. will be Chairman of the Board of the Company. As a result, the Bainum family may be in a position to influence significantly the affairs of the Company, including the election of directors. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS."

Certain Tax Considerations

     Manor Care has requested the Ruling from the IRS which would provide, among other things, that the Distribution will qualify as a tax-free transaction under Sections 355 and 368 of the Code and that neither the stockholders of Manor Care nor Manor Care will recognize any income, gain or loss as a result of the Distribution. Nevertheless, if Manor Care engages in the Distribution and the Distribution is held to be taxable, both Manor Care and its stockholders could be subject to a material amount of income tax.

Common Stock Dividend Policy

     It is currently contemplated that following the Distribution, the Company will pay modest quarterly cash dividends on the shares of Common Stock. Subject to the Company's financial results and declaration by the Board of Directors,
the Company currently intends to pay its first dividend in          , 1997.
Although the Company currently intends to declare and pay dividends, the declaration and payment of dividends is at the discretion of the Company's Board of Directors. The Delaware General Corporation Law also prohibits the Company from paying dividends or otherwise distributing funds to its stockholders, except out of legally available funds. The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Board of Directors of the Company may deem relevant. No assurance can be given that the Company will pay any dividends.

            RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY
                            AFTER THE DISTRIBUTION

     For purposes of governing certain of the ongoing relationships between Manor Care Realty and the Company after the Distribution and to provide for an orderly transition on the Effective Date to the status of two separate, independent companies, Manor Care and the Company are entering into various agreements described below. The discussion below is a summary of the principal provisions of the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Corporate Services Agreement, the Trademark Agreement, the Cash Management Agreement, the Risk Management Consulting Services Agreement, and the Realty Note. This summary does not purport to be complete. Reference is made to the complete provisions of, and such summary is qualified in its entirety by reference to, such agreements, copies of which are filed as exhibits to the Registration Statement of which this Information Statement forms a part. See "SPECIAL FACTORS--Potential Conflicts With Manor Care Realty."

Lease Agreements

     On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into Lease Agreements (each a "Lease Agreement," and collectively the "Lease Agreements"), pursuant to which Manor Care Realty will lease to ManorCare Health Services all the skilled nursing facilities owned by Manor Care Realty, and Manor Care Realty will grant to ManorCare Health Services, pursuant to a separate agreement, the right to operate and manage all of Manor Care Realty's current and future skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to operating a skilled nursing facility. Manor Care Realty and ManorCare Health Services will also enter into Lease Agreements or similar arrangements pursuant to which ManorCare Health Services will also lease and operate skilled nursing facilities in which Manor Care Realty is a substantial equity investor by joint venture, common ownership or otherwise.

     Under the Lease Agreements ManorCare Health Services will be responsible for operating and managing the facilities and will be subject to substantially all the risks of operations with respect to the facilities. Under the Lease Agreement for each facility Manor Care Health Services will be obligated to pay Manor Care Realty annual rent ("Premises Rent") equal to the greater of (i) 77% of Net Operating Profit and (ii) 10% of a value of the subject facility agreed upon by ManorCare Health Services and Manor Care Realty (the "Priority Basis"); provided that the Premises Rent for a specific Lease Year may be reduced below these two amounts as a result of the deferral mechanism described below. The Premises Rent on a facility is payable in arrears in 12 monthly installments (each "Monthly Premises Rent"), with each due on the 15th day of the calendar month succeeding the month for which the installment is owed. Each installment of Monthly Premises Rent shall be equal to (A) the greater of (i) 77% of Net Operating Profit of the subject facility for the Lease Year through and including the end of the month in respect of which the Monthly Premises Rent is payable, and (ii) 10% of the Priority Basis (the "Priority Sum") multiplied by a fraction, the numerator of which is the number of days in the Lease Year through and including the end of the month in respect of which the Monthly Premises Rent is due and payable and the denominator of which is 360, minus (B) the aggregate amount of Monthly Premises Rent previously paid by ManorCare Health Services for the Lease Year. The computation of Net Operating Profit includes as a Project Expense an amount equal to 6% of Project Revenues ("Tenant's Base Fee"), which is in effect a base fee out of Project Revenues which, to the extent available, ManorCare Health Services is entitled to retain without reduction.

     In the event that Monthly Premises Rent for a particular month is the Priority Sum and Net Operating Profit is insufficient to pay all or a portion of the Priority Sum, the amount of any deficiency (the "Deferred Premises Rent") may be deferred until such time as Net Operating Profit is available to pay it; provided that as of the first day of each new Lease Year all Deferred Premises Rent for the prior Lease Year which has not become due and payable shall be deemed cancelled and extinguished and shall not thereafter be due and payable.

     In addition to Premises Rent, ManorCare Health Services will also be obligated to reimburse Manor Care Realty for the aggregate annual amount payable in respect of real and personal property taxes on the facility and premiums for insurance coverage.

     Each facility will be operated pursuant to an Operating Budget (as defined in the Lease Agreements). The initial Operating Budget for each facility will be agreed upon by Manor Care Realty and ManorCare Health Services. Thereafter, each Operating Budget will not be subject to Manor Care Realty's approval unless (i) the Net Operating Profit for the Lease Year (as defined in the Lease Agreements) immediately prior to the Lease Year with respect to which the Operating Budget in question is being prepared was less than the greater of (A) the Priority Sum and (B) 90% of budgeted Net Operating Profit for such Lease Year or (ii) budgeted Net Operating Profit for the current Lease Year is less than the greater of (A) the Priority Sum for the current Lease Year and (B) 90% of budgeted Net Operating Profit for the prior Lease Year. In addition, ManorCare Health Services will have the right to use 3% of aggregate Project Revenues (aggregated across all facilities under all Lease Agreements) for capital expenditures at each facility. Major capital expenditures for repairs and otherwise will be budgeted by ManorCare Health Services and paid for by Manor Care Realty.

     The Lease Agreements provide that ManorCare Health Services will have the right to enter into service agreements with its affiliates, provided, among other conditions, that such services are competitively priced. In addition, Manor Care Realty will have the right to mortgage its interest in each facility to the extent of 75% of the Priority Basis. Each Lease Agreement will have an initial term of 5 years with up to thirty-five 1 (one) year renewals at the option of ManorCare Health Services; provided that in certain states total lease terms will not exceed the maximum term permitted by statute such that such Lease Agreement will not be deemed a change of ownership for real estate transfer tax purposes.

     Manor Care Realty will have the right to terminate a Lease Agreement in the event that (A) either (i) actual Net Operating Profit is less than 90% of budgeted Net Operating Profit for two consecutive years or (ii) Net Operating Profit fails to exceed the Priority Sum for two consecutive years, subject to ManorCare Health Services' right to cure with respect to one year only by making a cash payment to Manor Care Realty of 105% of the amount by which budgeted Net Operating Profit or the Priority Sum, as applicable, exceeds actual Net Operating Profit, (B) the facility is decertified as a skilled nursing facility, is disqualified from participation in Medicare or Medicaid or ManorCare Health Services loses its license to operate the subject facility as a skilled nursing facility or (C) any one of certain additional defaults occurs, such as monetary default, breach of covenant and bankruptcy defaults. All termination rights will be subject to "right to cure" provisions, except that ManorCare Health Services will have no right to cure if the subject facility is disqualified from Medicare or Medicaid or decertified or if ManorCare Health Services loses its license to operate a skilled nursing facility.

     In the event that Manor Care Realty terminates a Lease Agreement based upon actual Net Operating Profit being less than 90% of budgeted Net Operating Profit for two consecutive Lease Years, Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee, which fee will be based on financial calculations based on the performance of the subject facility, in accordance with the formula therefor set forth in the Lease Agreements. Manor Care Realty will also be obligated to pay to ManorCare Health Services a termination fee upon the sale of a facility. The termination fee is formula-based and intended to approximate ManorCare Health Services' future income from the operation of that facility.

Development Agreement

     On the Effective Date, Manor Care and ManorCare Health Services will enter into a Development Agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for ManorCare Health Services and retain ownership of such facilities until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as ManorCare Health Services opts to purchase such facility. Under the Development Agreement, if stabilized occupancy of 80% or more is achieved within two years of commencing operations, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be at a premium to the total development costs, which will be based upon the number of months elapsed since the opening of the facility. If stabilized occupancy is not achieved within two years of commencing operations, ManorCare Health Services may, but will be not obligated to, purchase the facility. Pursuant to the Assisted Living Facility Management Agreement, during the two-year stabilization peri-od, ManorCare Health Services will manage the facility for Manor Care
Realty for a fixed monthly fee. If ManorCare Health Services does not acquire a facility developed by Manor Care Realty during the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will, however, retain the rights to the Arden Courts or Springhouse brand name in the event of a third-party sale. The Development Agreement will have a term of 7 years and may be terminated for cause by either Manor Care Realty or ManorCare Health Services under certain circumstances. See "--Assisted Living Facility Management Agreement."

Non-Competition Agreement

     On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into a Non-Competition Agreement (the "Non-Competition Agreement"), which will impose certain non-competition restrictions on each of Manor Care Realty and ManorCare Health Services.

     Restrictions on Manor Care Realty. Subject to certain exceptions, Manor Care Realty may not enter into management agreements with third parties with respect to its acquired or developed skilled nursing properties unless ManorCare Health Services has declined to manage such facility. Manor Care Realty may not, subject to certain exceptions, enter, or make a significant investment in any entity engaged in, the institutional pharmacy or home health care business. Subject to certain exceptions, Manor Care Realty will be prohibited from making assisted living acquisitions and will not be allowed to compete in the business of managing either skilled nursing or assisted living facilities, except in cases in which it is managing a facility that it owns and which Manor Care Health has declined to manage. Manor Care Realty will only be permitted to develop new assisted living facilities for anyone other than ManorCare Health Services insofar as ManorCare Health Services has previously declined to pursue such opportunities and such facilities are not within a five-mile radius of an assisted living facility owned by or being developed for ManorCare Health Services.

     Restrictions on ManorCare Health Services. ManorCare Health Services will be prohibited from developing or acquiring skilled nursing facilities and, subject to certain exceptions, will be prohibited from entering the hospital management business. ManorCare Health Services will only be permitted to develop new assisted living facilities insofar as Manor Care Realty has previously declined to pursue such opportunities and such facilities are not within a five-mile radius of an assisted living facility owned or being constructed by Manor Care Realty. ManorCare Health Services will not without Manor Care Realty's consent (which consent will not be unreasonably withheld) be permitted to manage skilled nursing facilities owned by anyone but Manor Care Realty (other than certain skilled nursing facilities held by joint ventures in which ManorCare Health Services holds an interest) within a five-mile radius of any Manor Care Realty-affiliated/ManorCare Health Services-operated skilled nursing facility. ManorCare Health Services will be free to manage any assisted living facility without regard to the identity of its ownership.

Assisted Living Facility Management Agreement

     Prior to the commencement of the development of an assisted living facility, Manor Care Realty and ManorCare Health Services will execute and deliver an Assisted Living Facility Management Agreement (the "Assisted Living Facility Management Agreement") pursuant to which ManorCare Health Services will manage the assisted living facility for the period from the first day of the calendar month in which the subject facility is opened to the earlier of (a) the date of the sale of the subject facility by Manor Care Realty to ManorCare Health Services or (b) the second anniversary of the date on which the subject facility opened for business. ManorCare Health Services will manage each facility for Manor Care Realty for a fixed monthly fee.

Employee Benefits and Other Employment Matters Allocation Agreement

     On the Effective Date, the Company and Manor Care will enter into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement"), pursuant to which the employee benefits with respect to employees who remain employed by Manor Care Realty or its subsidiaries subsequent to the Distribution

("Manor Care Realty Employees") and the employee benefits of employees who are employed by the Company after the Distribution ("Company Employees") will be allocated.

     The Employee Benefits Allocation Agreement will also provide for the adjustment of outstanding stock options of the Company. In connection with the Distribution, it is contemplated that options to purchase Manor Care common stock will be converted to options to purchase a combination of ManorCare Health Services Common Stock and Manor Care Realty common stock. In all cases, however, the exercise prices of the options will be adjusted to maintain the same financial value to the option holder before and after the Distribution.

Employee Benefits Administration Agreement

     On or prior to the Effective Date, the Company and Manor Care will enter into a Employee Benefits Administration Agreement (the "Employee Benefits Administration Agreement"), pursuant to which the Company will administer the employee benefits plans and programs of Manor Care Realty following the Distribution on a time and materials and/or fixed-fee basis as specified in the Employee Benefits Administration Agreement.

Office Lease Agreement

     On or prior to the Effective Date, the Company and Manor Care will enter into a lease agreement with respect to the building complex in Gaithersburg, Maryland at which the Company's principal executive offices are located (the "Office Lease Agreement").

Distribution Agreement

     On the Effective Date, Manor Care and the Company will enter into a Distribution Agreement (the "Distribution Agreement") which will provide for, among other things, the principal corporate transactions required to effect the transition to the Company's status as a company separate and independent from Manor Care and the assumption by the Company, of certain liabilities relating to the Assisted Living Business, the stock of Vitalink and In Home Health and the operation and management of the skilled nursing facilities and the allocation between the Company and Manor Care of certain other liabilities and certain other agreements with respect to the Distribution. The Distribution Agreement also provides for the Capital Contribution by Manor Care to the Company. In addition, the Distribution Agreement provides that the Distribution is subject to the satisfaction of certain conditions, including, among other things, the transfer of the Assisted Living Business and the stock of Vitalink and In Home Health to the Company and the execution of the agreements governing the relationship of Manor Care Realty and the Company following the Distribution, certain of which are described herein. Subject to certain exceptions, the Company has agreed to indemnify Manor Care and Manor Care has agreed to indemnify the Company against any loss, liability or expense incurred or suffered by the indemnified party arising out of or related to the failure by the indemnifying party, as the case may be, to perform or otherwise discharge liabilities allocated to and assumed by the indemnifying party under the Distribution Agreement. The Distribution Agreement also includes procedures for notice and payment of indemnification claims and generally provides that the indemnifying party may assume the defense of a claim or suit brought by a third party.

     None of the foregoing indemnities applies to tax claims or liabilities, which are addressed in the Tax Sharing Agreement described below.

Tax Sharing Agreement

     On or prior to the Effective Date, Manor Care and the Company will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will provide for, among other things, the allocation of Federal, state and local income tax liabilities between Manor Care and its subsidiaries, on the one hand, and the Company and its subsidiaries, on the other hand. In general, under the Tax Sharing Agreement, Manor Care will be responsible for paying all income taxes shown to be due on any Manor Care consolidated Federal income tax return (including the consolidated Federal income tax return for the fiscal year ended May 31, 1998), and any other tax return filed with respect to Manor Care or any of its subsidiaries for any tax-able period. The Company will be responsible for paying all income taxes shown to be due on any tax return filed with respect to the Company or any of its subsidiaries for any taxable period beginning on or after the Effective Date.

     The Company will indemnify Manor Care Realty from and against any additional income tax liability of Manor Care or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by the Company following the Distribution. Conversely, Manor Care Realty will indemnify the Company from and against any additional income tax liability of the Company or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by Manor Care following the Distribution. In addition, Manor Care Realty, on the one hand, and the Company, on the other hand, will each be entitled to any income tax refund received from any taxing authority to the extent that such refund relates to the businesses conducted by that party following the Distribution.

     The Tax Sharing Agreement also provides that if the Distribution (including certain related transactions) fails to qualify as a tax-free transaction under Sections 355 and 368 of the Code as a result of either party taking or failing to take certain specified actions, then that party will be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify. If the failure to qualify as a tax-free transaction results from both parties taking or failing to take certain specified actions or neither party taking or failing to take such actions, then the parties will each be responsible for one-half of any taxes and other damages resulting from such failure to qualify.

Tax Administration Agreement

     On or prior to the Effective Date, Manor Care and the Company will enter a tax administration agreement (the "Tax Administration Agreement"). The Tax Administration Agreement sets forth the arms-length terms and conditions pursuant to which the Company will provide certain tax-related administrative services to Manor Care Realty following the Distribution. Such services will include audit and compliance work related to income, real estate, personal property and sales and use taxes.

Corporate Services Agreement

     On the Effective Date, Manor Care and ManorCare Health Services will enter into a Corporate Services Agreement (the "Corporate Services Agreement"), pursuant to which following the Distribution, ManorCare Health Services will provide for Manor Care Realty certain corporate services, including administrative, payroll and accounting systems on a time and materials and/or fixed-fee basis as specified in the Corporate Services Agreement. The Corporate
Services Agreement will expire on [                    ].

Trademark Agreement

     On the Effective Date, Manor Care and ManorCare Health Services will enter into a Trademark Agreement (the "Trademark Agreement") pursuant to which Manor Care Realty will assign approximately 50 registrations and applications to ManorCare Health Services representing all of the marks necessary for the operation of the business of ManorCare Health Services. ManorCare Health Services, under a separate agreement, will license to Manor Care Realty the right to use certain marks in the business of Manor Care Realty.

Cash Management Agreement

     On or prior to the Effective Date, the Company and Manor Care will enter into a Cash Management Agreement (the "Cash Management Agreement"), pursuant to which the Company will perform cash management services for Manor Care Realty after the Distribution for a fee, payable quarterly, based on the time incurred by the Company to perform such services. The Cash Management Agreement will
expire on [                    ].

Risk Management Consulting Services Agreement

     On the Effective Date, Manor Care and ManorCare Health Services will enter into a Risk Management Consulting Services Agreement (the "Risk Management Consulting Services Agreement"), pursuant to which ManorCare Health Services will provide to Manor Care Realty risk management services for an annual fee of $[ ]. The Risk Management Consulting Services Agreement will expire
on [              ].

Realty Note

     In connection with the Distribution and in order to fund the Company's capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make the Capital Contribution (as herein defined). As part of the Capital Contribution, Manor Care will contribute to the Company the Realty Note (as herein defined). The Company expects that the Realty Note will have the same general terms (including interest rate and maturity) as certain senior notes proposed to be sold by Manor Care Realty in connection with the Distribution, except that ManorCare Health Services will have the right to require Manor Care Realty to redeem the Realty Note at a redemption price equal to 100% of the principal amount thereof. Manor Care Realty's obligation to redeem the Realty Note is conditioned on Manor Care Realty's ability to finance the redemption at an interest rate that does not exceed the interest rate on the Realty Note plus 2%. If Manor Care Realty is unable to refinance the Realty Note the interest rate on the Realty Note will increase by 2% per annum. See "FINANCING."



                                    FINANCING


The Capital Contribution

     In connection with the Distribution and in order to fund the Company's capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make a capital contribution (the "Capital Contribution") to the Company of (i) approximately $250 million in cash and (ii) $250 million of Senior Notes (the "Realty Note"). In order to make the cash portion of the Capital Contribution, Manor Care expects to use the net proceeds from a concurrent offering of senior notes and borrowings under a new credit facility to be entered into by Manor Care in connection with the Distribution. For a summary of the terms of the Realty Note, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Realty Note."

The Credit Facility

     In addition, the Company anticipates entering into a new $100-200 million revolving credit facility (the "Credit Facility"). The Company expects that the Credit Facility will be unsecured and will be available for general corporate and working capital purposes, including acquisitions. ManorCare Health Services expects that the Credit Facility will have a maturity of five years and that interest on the outstanding balances under the Credit Facility will accrue on a variable rate basis. The Company expects that the Credit Facility will contain certain customary affirmative and negative covenants, including, without limitation, covenants that will restrict, subject to certain exceptions, (i) incurrence of additional indebtedness and other obligations, (ii) certain mergers and consolidations, (iii) asset sales, (iv) a change in control, (v) granting of liens to secure indebtedness, (vi) prepayment or modification of the terms of other indebtedness, and (vii) engaging in transactions with affiliates. The Company also expects that it will be required to satisfy certain financial ratios and tests under the Credit Facility.

7 1/2% Senior Notes

     In connection with the Distribution, Manor Care is offering to exchange $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 to be issued by ManorCare Health Services (the "7 1/2% Senior Notes") for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care (the "Old Senior Notes") properly tendered (the "Exchange Offer"). Concurrently with the Exchange Offer, Manor Care is soliciting consents to certain amendments (the "Proposed Amendments") to the Indenture pursuant to which the Old Senior Notes were issued. Consummation of the Exchange Offer will result in the effective assumption by ManorCare Health Services of all or a part of the obligations of Manor Care under the Old Senior Notes substantially as they existed prior to the Distribution. Obligations with respect to the Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution. Consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes.

     The 7 1/2% Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all senior debt of the Company. The 7 1/2% Senior Notes will be issued pursuant to an indenture between the Company and [ ], as trustee.

     The aggregate principal amount of the 7 1/2% Senior Notes will be limited to $150 million. The 7 1/2% Senior Notes will mature on June 15, 2006 and will bear interest at the rate of 7 1/2% per annum.

     The 7 1/2% Senior Notes will be redeemable, at the option of ManorCare Health Services, in whole at any time or in part from time to time at a redemption price equal to the greater of (i) 100% of their principal amount and
(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the Treasury Rate (as defined in the indenture), plus 15 basis points, plus accrued interest thereon to the date of redemption.

     The 7 1/2% Senior Notes Indenture contains certain covenants which impose certain limitations and restrictions on the ability of the Company to (i) create, incur or assume liens, (ii) enter into sale leaseback transactions and
(iii) enter into affiliated transactions.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the unaudited pro forma capitalization of the Company at May 31, 1997. This data should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere in this Information Statement. The pro forma capitalization table has been derived from the historical financial statements and reflects certain pro forma adjustments as if the Distribution had been consummated as of May 31, 1997. See "PRO FORMA FINANCIAL DATA."

                                                                    May 31, 1997
                                            -----------------------------------------------------------
                                             Historical           Adjustment              Pro Forma
                                            -------------       --------------         ----------------
                                                            (In thousands, except shares)
Long-term debt:
  7 1/2 Senior Notes                              --              $150,000/(1)/           $150,000
  Long-term debt                               $180,843              --                    180,843
                                               --------           --------              ----------
  Total long-term debt                          180,843            150,000                 330,843

Equity:
  Investments and advances from Manor Care      277,066           (277,066)                  --
  Common stock, par value $.01,
     authorized 160.0 million shares,
     outstanding 66.8 million shares              --                   668/(2)/                668
  Additional paid-in capital                      --               681,358/(2)/            681,358
                                               --------           --------              ----------
Total capitalization                           $457,909           $554,960              $1,012,869
                                               ========           ========              ==========

-----------------------------
(1) Reflects the assumption by the Company of the 7 1/2% Senior Notes pursuant to the Exchange Offer and assumes that all of the holders of the Old Senior Notes accept the Exchange Offer. The consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes. Obligations with respect to Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution. See "FINANCING -- 7 1/2% Senior Notes."

(2) Reflects the contribution of the net assets from Manor Care in connection with the Distribution Agreement.

                            PRO FORMA FINANCIAL DATA

     The Company has been formed by Manor Care for the purpose of effecting the Distribution and has no operating history as a separate, independent company. The historical combined financial statements of the Company reflect periods during which the Company did not operate as a separate, independent company and certain assumptions were made in preparing such financial statements. The historical combined financial statements of the Company may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent, public company during such periods.

     The unaudited pro forma combined condensed statement of income for the fiscal year ended May 31, 1997 gives effect to (i) the Distribution and related transactions including the Exchange Offer, (ii) the terms of the Lease Agreements, (iii) the terms of the Assisted Living Facility Management Agreement as if in each case the Distribution and related transactions occurred on June 1, 1996 and (iv) to the Vitalink merger ("TeamCare Merger") with and into TeamCare, Inc. ("TeamCare") as if it had occurred on June 1, 1996. The condensed statement of income has been prepared by adjusting the historical combined statement of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996.

     The unaudited pro forma combined condensed balance sheet at May 31, 1997 gives effect to (i) the Distribution and related transactions including the Exchange Offer and (ii) the terms of the Lease Agreements as if in each case the Distribution had occurred at that date. Such balance sheet has been prepared by adjusting the historical combined balance sheet to reflect the Distribution and related transactions as if they had been effected on May 31, 1997.

         The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Information Statement. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of the Company or what the results of operations or financial position would have been had the Company operated as an independent, public company during such periods.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     FOR THE FISCAL YEAR ENDED MAY 31, 1997
                   (In thousands, except earnings per share)


                                                     Team                                  Pro Forma                        Pro
                                       Historical    Care        Subtotal                 Adjustments                      Forma
                                       ----------  --------      --------   ----------------------------------------    -----------

                                                                                               Lease      Management
                                                                            Distribution    Agreements     Agreement
                                                                            ------------    ----------    ----------
Revenues                                 $471,152  $192,364 (h)  $663,516    $(1,603)(a)  $1,017,570 (c)   $ 2,483 (e)   $1,681,966

Expenses:
  Operating expenses                      413,762   170,681 (h)   584,443     (2,081)(a)     733,362 (c)     2,081 (e)    1,494,809
                                                                                             177,004 (d)
  Depreciation and amortization            20,135     8,027 (h)    28,162       (365)(a)                                     27,797
  General corporate and other               8,385                   8,385        (77)(a)      59,774 (b)                     70,592
                                                                               2,510 (b)
                                         --------  --------      --------    -------      ----------       -------       ----------
    Total expenses                        442,282   178,708       620,990        (13)        970,140         2,081        1,593,198

Income before other income and
  (expenses) and income taxes              28,870    13,656 (h)    42,526     (1,590)         47,430           402           88,768
                                         --------  --------      --------    -------      ----------       -------       ----------
Other income and (expenses):
  Gain on issuance of Vitalink stock       50,271                  50,271                                                    50,271
  Minority interest expense                (3,881)   (4,068)(h)    (7,949)                                                   (7,949)
  Interest expense                        (17,317)   (7,737)(h)   (25,054)   (11,250)(f)                                    (25,113)
                                                                              11,191 (a)
  Other expenses, net                       2,162       127 (h)     2,289     36,250 (g)                                     38,539
                                         --------  --------      --------    -------      ----------       -------       ----------
Income before income taxes                 60,105     1,978        62,083     34,601          47,430           402          144,516

Provision for income taxes                 23,917     4,175 (h)    28,092     13,840 (i)      18,684 (i)       208 (i)       60,824
                                         --------  --------      --------    -------      ----------       -------       ----------
Net income (loss)                        $ 36,188  $ (2,197)     $ 33,991    $20,761      $   28,746       $   194       $   83,692
                                         ========  ========      ========    =======      ==========       =======       ==========

Outstanding shares of common stock                                                                                           63,257

Earnings per share                                                                                                       $     1.32
                                                                                                                         ==========

The accompanying notes are an integral part of this combined pro forma income statement.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MAY 31, 1997
                                (In thousands)


                                                                 Pro Forma
                                            Historical           Adjustments              Pro Forma
                                           ------------     ---------------------     ----------------
Assets
Current assets:
   Cash and cash equivalents                $    14,486         $   250,000 (a)         $   246,978
                                                                    (17,508)(b)
   Other current assets                         131,939             107,526 (d)             239,392
                                                                        (73)(b)
                                            -----------         -----------             -----------
     Total current assets                       146,425             339,945                 486,370

Property and Equipment                          221,778             (27,016)(b)             209,333
                                                                     14,571 (a)
Goodwill, net                                   346,981                  --                 346,981

Note Receivable from Manor Care Realty               --             250,000 (a)             250,000

Other assets                                     72,193              22,166 (a)              93,163
                                                                     (1,196)(b)
                                            -----------         -----------             -----------

Total Assets                                $   787,377         $   598,470             $ 1,385,847
                                            ===========         ===========             ===========

Liabilities and Stockholders' equity

Current liabilities                         $    70,495         $    (1,215)(b)         $   120,476
                                                                     51,196 (d)
Long-term debt                                  105,283             150,000 (c)             255,283

Due to Manor Care                                75,560             (45,560)(c)              30,000

Mortgage Notes                                       --              45,560 (c)              45,560

Deferred income taxes                            51,799              (6,471)(b)              45,328

Minority Interest                               184,729                  --                 184,729

Other noncurrent liabilities                     22,445                  --                  22,445


Equity                                          277,066             356,737 (a)             682,026
                                                                    (11,272)(b)
                                                                      3,165 (b)
                                                                     56,330 (d)
                                            -----------         -----------             -----------
Total liabilities and equity                $   787,377         $   598,470             $ 1,385,847
                                            ===========         ===========             ===========

The accompanying notes are an integral part of this combined pro forma balance sheet.

Notes to Pro Forma Combined Condensed Statement of Income
---------------------------------------------------------

(a) Reflects the elimination of revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties"). These facilities would not have been purchased by the Company under the terms of the Development Agreement until such facilities achieved 80% occupancy.

(b) Reflects net additional costs associated with staffing of human resources, finance, legal, information technology, cash management, accounting personnel and directors costs.

(c) Reflects revenues and operating expenses of skilled nursing facilities owned by Manor Care Realty and leased by the Company under the terms of the Lease Agreements.

(d) Reflects lease payments to Manor Care Realty for skilled nursing facilities under the terms of the Lease Agreements.

(e) Reflects revenues and expenses associated with management of the Developed Properties under the terms of the Assisted Living Facility Management Agreement.

(f) Reflects interest expense associated with the assumption of $150.0 million of 7 1/2% Senior Notes due 2006.

(g) Reflects interest income earned on cash of $250.0 million at 5.75% and the Realty Note at 8.75% contributed to ManorCare Health Services on the Effective Date.

(h) Reflects TeamCare operations from June 1, 1996 to January 31, 1997, the portion of the fiscal year which represents the time period prior to the TeamCare Merger.

(i)  Reflects tax effect of adjustments made pursuant to notes (a) through (h).


Notes to Pro Forma Combined Condensed Balance Sheet
---------------------------------------------------

(a) Reflects additional cash of $250.0 million, the Realty Note and certain other assets contributed to the Company at the Effective Date.

(b) Reflects the elimination of assets and liabilities attributable to the Developed Properties and payment of transaction fees.

(c) Reflects the assumption of $150.0 million of 7 1/2% Senior Notes due 2006 and of mortgages associated with certain Company properties.

(d) Reflects the working capital of the management of skilled nursing facilities under the terms of the Lease Agreements.

                      SELECTED HISTORICAL FINANCIAL DATA

         The statements of income data for the fiscal years ended May 31, 1997, 1996 and 1995 and the balance sheet data for the fiscal years ended May 31, 1997 and 1996 are derived from the audited combined financial statements of the Company. The statements of income data for the fiscal years ended May 31, 1994 and May 31, 1993 and the balance sheet data at May 31, 1995, May 31, 1994 and May 31, 1993 are derived from unaudited combined financial statements of the Company that, in the opinion of the Company, reflect all adjustments consisting of normal recurring adjustments necessary to present fairly the information set forth below. The following selected historical financial data of the Company should be read in conjunction with the historical combined financial statements and notes thereto included elsewhere in this Information Statement. The historical combined financial statements of the Company may not necessarily reflect the results of operations or financial position that would have been obtained had the Company been a separate, independent company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION." Earnings per share data are presented elsewhere in this Information Statement and on a pro forma basis only. See "PRO FORMA FINANCIAL DATA."



                                                                            Fiscal Years Ended May 31,
                                                  ---------------------------------------------------------------------------------
                                                    1997              1996              1995              1994              1993
                                                  ---------         ---------         ---------         ---------         ---------
                                                                  (In thousands)                                (unaudited)

Statements of Income Data:
Revenues                                          $ 471,152         $ 263,047         $ 125,987         $ 106,374         $  73,444
Expenses:
   Operating expenses                               413,762           227,410            99,011            85,598            57,663
   Depreciation and amortization                     20,135            11,583             6,090             4,339             2,738
   General corporate and other                        8,385             9,195             2,957               837               894
   Provision for asset impairment                        --             1,200                --                --                --
                                                  ---------         ---------         ---------         ---------         ---------
     Total expenses                                 442,282           249,388           108,058            90,774            61,295
                                                  ---------         ---------         ---------         ---------         ---------
Income before other income and (expenses)
   and income taxes                                  28,870            13,659            17,929            15,600            12,149
                                                  ---------         ---------         ---------         ---------         ---------

Other income and (expenses):
   Gain on issuance of Vitalink stock                50,271                --                --                --                --
   Interest expense                                 (17,317)          (11,387)           (3,898)           (1,698)           (1,684)
   Other income (expenses), net                      (1,719)              276            (1,152)             (934)             (446)
                                                  ---------         ---------         ---------         ---------         ---------
Income before income taxes                           60,105             2,548            12,879            12,968            10,019
Income taxes                                         23,917             1,437             6,055             6,271             4,488
                                                  ---------         ---------         ---------         ---------         ---------
Net income                                        $  36,188         $   1,111         $   6,824         $   6,697         $   5,531
                                                  =========         =========         =========         =========         =========

Other Financial Data:

Cash provided by operating activities             $   4,401         $   8,043         $  16,701                --                --
Investment in property and equipment                 39,974            32,001            25,020                --                --
Total assets                                        787,377           334,880           134,502         $  80,850         $  64,380
Long-term debt                                      180,843            51,387             1,837               106               134
Investments and advances from Manor Care            277,066           193,807            90,020            43,345            31,343

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

     A number of significant factors, which are discussed below, affected the combined results of operations, financial condition and liquidity of the Company during the three fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995. This discussion should be read in conjunction with the Combined Financial Statements and notes thereto for such fiscal years included elsewhere in this Information Statement. However, since the Company was operated as part of Manor Care during the periods presented, these financial statements may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent, public company during those periods.

Overview And Outlook

     The Company owns and operates assisted living facilities serving primarily the private pay elderly market. The Company's assisted living facilities operate under the brand names "Springhouse" and "Arden Courts." Springhouse facilities serve the general assisted living population of frail elderly, while Arden Courts facilities are specifically focused on providing care to persons suffering from early to middle-stage Alzheimer's disease and related memory impairment. These assisted living facilities provide housing, personalized support and health care services in a non-institutional setting designed to address the individual needs of the elderly or Alzheimer's afflicted requiring regular assistance with activities of daily living, such as eating, bathing, dressing and personal hygiene, but who do not require the level of care provided by a skilled nursing facility.

     The Company also owns approximately 51% of Vitalink and 64% of the voting stock of In Home Health. Vitalink is a publicly traded institutional pharmacy company which provides medications, consulting, infusion and other ancillary services to approximately 174,000 institutional beds as well as to home infusion patients through 57 pharmacies. In Home Health is a publicly traded company which provides a broad range of professional and support services to clients requiring medical and personal assistance in their homes. Services provided include nursing care, infusion therapy, rehabilitation, and personal care.

Results of Operations

     Comparison of Fiscal Year Results

     Net income was $36.2 million for fiscal year 1997, an increase of $35.1 million compared to fiscal year 1996. Excluding the impact of the gain on the issuance of Vitalink stock, fiscal year 1997 net income increased by $4.7 million. Fiscal year 1996 net income decreased by $5.7 million to $1.1 million, a decrease from fiscal year 1995 net income of $6.8 million. This decrease resulted primarily from start-up losses and depreciation and amortization related to the five new assisted living facilities opened during fiscal year 1996.

     Revenues increased $208.1 million (79%) to $471.2 million in fiscal year 1997, while operating expenses increased $186.4 million (82%) to $413.8 million. This compares to an increase in revenues of $137.1 million (109%) and an increase in operating expenses of $128.4 million (130%) in fiscal year 1996. Operating margin compression in fiscal year 1997 was principally due to lower margin operations at TeamCare and In Home Health, as well as new assisted living development. Operating margin compression in 1996 was principally due to the inclusion of home health operations relating to the Company's investment in In Home Health as well as a significant level of new assisted living development.

     Revenue increases in fiscal year 1997 reflect the impact of Vitalink's merger with TeamCare ($94.6 million), the reflection of a full year's revenues for In Home Health ($50.2 million), capacity increases ($37.8 million), increases in rates ($11.5 million) at existing assisted living facilities, Vitalink's acquisition of a pharmacy ($12.4 million) and occupancy increases ($3.6 million). Fiscal year 1996 revenue growth was driven by the Company's entry into the home health market through the acquisition of a majority interest in In Home Health ($74.2 million, which represents the period of ownership from October 1995 to May 1996), capacity growth ($31.1 million), occupancy increases ($3.8 million), rate increases ($10.4 million), and an acquired pharmacy and infusion business and pharmacy by Vitalink ($5.1 million). The Company acquired six assisted living facilities and opened five Arden Courts in fiscal year 1996.

     The fiscal year 1997 operating expense increase of $186.4 million reflects Vitalink's Merger with TeamCare ($82.4 million), the impact of a full year of expenses from In Home Health ($53.3 million), increases in patient acuity as well as operating expenses relating to the five assisted living facilities opened in fiscal year 1997 and the increases in occupancy and capacity at existing facilities. Fiscal year 1996 operating expense growth was driven by the consolidation of In Home Health ($73.9 million), an acquired pharmacy and infusion business and pharmacy by Vitalink ($4.1 million) as well as increases in occupancy and capacity.

     General corporate and other expense of $8.4 million, $9.2 million and $3.0 million in fiscal years 1997, 1996 and 1995, respectively, represented 1.8% of revenues in fiscal year 1997, 3.5% of revenues in fiscal year 1996, and 2.3% of revenues in fiscal year 1995. General corporate and other expense includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its subsidiaries. The decline in general corporate and other expense in fiscal year 1997 is directly related to a reduction in the level of support services provided to In Home Health ($2.0 million). Exclusive of the impact of this reduction, general corporate and other expense represented 2.2% of revenues in fiscal year 1997. The decline in general corporate and other expense as a percentage of revenues in fiscal year 1997 is directly related to improving economies of scale resulting from the addition of new and acquired assisted living facilities, pharmacies, and the home health business.

     Interest expense increased $3.2 million (107%) to $6.1 million in fiscal year 1997 primarily as a result of the assumption of $106.4 million of TeamCare debt in February 1997 as well as additional borrowings in connection with newly developed facilities as discussed above. The interest expense increase of $2.8 million in fiscal year 1996 as compared to fiscal year 1995 was primarily attributable to additional borrowings in connection with newly developed properties and acquisitions.

     The Company recorded a provision of $1.2 million in fiscal year 1996 related to the impairment of certain capitalized systems development costs.

Liquidity and Capital Resources

     In connection with the Distribution, the Company will receive cash of approximately $250 million and the Realty Note of $250.0 million, which will be used primarily to finance the acquisition of assisted living facilities developed by Manor Care Realty. See "FINANCING" and "THE DISTRIBUTION -- Manner of Effecting the Distribution."

     Historically, all cash received by the assisted living and pharmacy facilities has been deposited in or combined with Manor Care's corporate funds as part of Manor Care's cash management system. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system. In addition, the Company expects to have access to a revolving credit facility.

     The Company's working capital ratio at May 31, 1997, and 1996, was 2 to 1. The Company attempts to minimize its investment in net current assets.

     Total long term debt totaled $180.8 million at May 31, 1997, and $51.4 million at May 31, 1996. These amounts are comprised of bank debt associated with Vitalink's merger with TeamCare, amounts due to Manor Care relating to mortgages on assisted living properties, bank debt associated with Manor Care's tender offer for Vitalink stock, and obligations under capitalized leases. The current portion of debt at May 31, 1997 amounted to $5.8 million.

     On a short-term and long-term basis, the Company believes that its cash flows from operations, together with the proceeds of the Capital Contribution and available borrowings under the Credit Facility will provide it with sufficient resources to meet its working capital needs, to finance projected capital expenditures and to meet its foreseeable liquidity requirements.

Property and Acquisitions

     On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. ("GranCare"). Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $100 million of additional GranCare indebtedness. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The net pretax gain resulting from these transactions in Vitalink stock was $50.3 million. Vitalink also purchased a pharmacy for $5.3 million.

     Investment in property and equipment includes routine capital expenditures and specialty product conversions. During fiscal years 1997 and 1996, investment in property and equipment amounted to $40.0 million and $31.6 million, respectively. Additionally, during fiscal year 1996, $74.3 million was spent to acquire six assisted living centers with five attached skilled nursing units and Vitalink purchased two pharmacies for $6.3 million. In October 1995, the Company purchased approximately 41% of In Home Health's common stock for $22.9 million and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock.

     The Company's five-year strategic plan includes the acquisition of 170 Arden Courts and 38 Springhouse facilities. The Company expects the majority of these acquisitions will be newly developed facilities open less than two years. The Company estimates capital expenditures to acquire Arden Courts and Springhouse facilities of approximately $25 million and $160 million in fiscal years 1998 and 1999, respectively. Additionally, the Company expects to incur minor expenditures for routine renovation and maintenance of existing properties. The Company plans to finance these capital expenditures with cash flow from operations and the Capital Contribution.

Forward-Looking and Cautionary Statements

     Certain statements included in this Information Statement including the words "plans," "anticipates," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. The Company plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

                                   BUSINESS

Overview

     ManorCare Health Services is a leading provider of a full range of senior support health care services. The Company provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Development Agreement." Its strategy for achieving this objective entails aggressive implementation of the following key initiatives:

     . grow through acquisition of proprietary assisted living facilities developed by Manor Care Realty

     . expand on current market leadership position in the private pay segment

     . extend leadership position as provider of the most innovative Alzheimer's services in the industry

     .      maintain focus on high-quality personalized care and services

     . market distinctive products nationally under the ManorCare Health Services brand name

     .      build on existing senior support services platform

     .      focus on development of cluster markets

     ManorCare Health Services leases, operates and manages 171 skilled nursing facilities in 28 states containing approximately 24,050 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, the Company operates 141 Arcadia special-care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 22 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. The Company owns and operates 35 assisted living facilities in 12 states containing 3,755 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 21 Springhouse senior residences, serving the general assisted living population. To enhance the array of services it provides, the Company also has majority control of Vitalink, one of the largest public institutional pharmacy company and In Home Health, a national home health care services company. Vitalink operates 57 institutional pharmacies in 32 states, serving approximately 174,000 beds. In Home Health provides home health services in 14 states.

Industry Trends

     There are several trends affecting the long-term care industry. First, the competitive landscape is changing. The industry is consolidating as smaller, local operators are being acquired by larger operators. In addition, several large multi-unit operators have merged to form even larger chains. By 1995, 54% of the skilled nursing homes in the country were part of a chain, up from 28% in 1977. Finally, some long term care providers have recognized the need to diversify by expanding into assisted living, home health care, and ancillary services.

     Second, many hospitals have developed their own post-acute care capabilities in response to cost containment pressures. These integrated delivery systems place a premium on keeping patients within their systems. The development of post-acute care capabilities by hospitals impacts providers of long-term care, as these providers have historically received a large number of referrals from clinical networks, including hospitals, physicians and managed care organizations. However, shifts away from cost-based reimbursement to prospective pay systems may cause hospitals to rethink their strategy and create new opportunities for partnerships with home care and skilled nursing providers.

     Third, the number of elderly in America is expanding faster than the overall population. As the senior population continues to expand, the demand for health related services targeted specifically at serving their needs is increasing. The number of people aged 75 and older, the primary consumer of senior support health care services, is growing more quickly than the overall population. According to the U.S. Bureau of the Census, the number of seniors 75 and older is estimated to increase by approximately 37% from 13 million in 1990 to an estimated 17.8 million in 2005. The U.S. Bureau of the Census data predicts that total U.S. population will only increase by approximately 15% during the same period.

     Other market trends contributing to change in the long-term care industry include:

     . a continued increase in the number of frail, elderly individuals living alone who require assistance with their activities of daily living ("ADLs") such as dressing, bathing, eating, and medication management;

     . the increase in the net worths of older people, which enables a greater number of individuals to privately pay for support services, home health care, assisted living and skilled nursing care; and

     . the growth in the number of dual-career families who may find it more difficult to care for their elderly relatives in their homes and who may also have greater financial resources to better sup-port their elderly relatives outside the home.

     The attractive demographics and future growth opportunities have encouraged existing market participants to increase their product offerings and have encouraged new entrants such as real estate developers to offer continuing care retirement communities and assisted living facilities which are focused on the frail elderly care market. In addition, more options geared towards maximizing the individual's ability to live independently in their homes are becoming available. These industry participants are expanding the set of senior support health care options for the elderly. The level of care selected by the elderly and their families depends on the needs of the individual. The range of health services available for the elderly includes:

     . Home health care -- the provision of health care service to the elderly in their homes, including nursing, infusion therapy, hospice, rehabilitation, personal care, companion care and home making;

     . Senior support services -- emerging new services geared towards the elderly, including geriatric care management, financial management and planning, transportation services and other services that support the elderly living at home;

     . Physician services -- geriatric centers and physicians who specialize in geriatric care and outpatient disease management;

     .      Short-term care -- adult day care and respite care;

     . Residential care -- congregate care facilities, continuing care retirement communities, assisted living facilities and skilled nursing facilities;

     . Alzheimer's disease care -- facilities focused on individuals with Alzheimer's disease or related memory impairment; and

     . Acute care -- medical treatment in hospital facilities as well as sub-acute care in hospitals and skilled nursing facilities.

Business Strategy

     The Company's goal is to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. The Company intends to aggressively expand its unit capacity in assisted living while at the same time broadening the range of products and services for private pay customers still living at home. Its strategy for achieving this objective entails the following key initiatives:

     . Grow through Acquisition of Proprietary Assisted Living Facilities Developed by Manor Care Realty. ManorCare Health Services believes the anticipated increased market demand for assisted living facilities presents the Company with significant opportunities for growth. ManorCare Health Services will work with Manor Care Realty to identify target markets for expansion and will acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for the Company and retain ownership of such facilities until occupancy has stabilized at 80% or more or until such earlier date as the Company elects to purchase such facility. In addition, ManorCare Health Services will make acquisitions of other assisted living properties on an opportunistic basis. The Company believes that its experience in delivering assisted living services and targeting its facilities to private pay individuals in existing and new cluster markets will enable it to experience significant growth and higher margins. In addition, the Company believes it can leverage its experience in Alzheimer's care to provide the most innovative and highest quality Alzheimer's services available through its Arden Courts assisted living facilities. To date, Manor Care Realty has 25 facilities under construction and 64 additional facilities under contract and in development.

     . Expand on Current Market Leadership Position in the Private Pay Segment. In its skilled nursing management business, the Company believes that continuing to focus on private pay patients enables it to reduce its exposure to anticipated changes in government reimbursement practices and enables the Company to achieve more attractive profit margins. Private pay patients accounted for approximately 60% of the Company's skilled nursing and assisted living revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. The Company believes that its high-end specialty products such as Williamsburg, Heritage and Arcadia will enable the Company to continue to attract upper income, service sensitive residents who pay directly for services without the benefit of any government assistance program. The Company has set a goal of dedicating a significant portion of its skilled nursing beds to specialty products. The Company believes that this drive and the Company's aggressive expansion into the assisted living industry will further enhance its leadership position in the private pay segment. The Company believes that its substantial investment in direct marketing through advertising, direct mail, advanced telemarketing and community outreach will allow it to maintain its market leadership in this segment.

     . Extend Leadership Position as Provider of the Most Innovative Alzheimer's Services in the Industry. The Company believes that it is the industry leader in Alzheimer's disease management, with almost 15 years of experience and more than 17% of its total beds devoted to Alzheimer's care. The Company's Arcadia special-care units in its skilled nursing facilities meet the needs of individuals in the middle to late stages of Alzheimer's disease. The Company plans to continue to develop Arcadia special-care units throughout its existing markets. The Company's Arden Courts assisted living facilities serve individuals in the earlier stages of the disease process. The Company plans to open approximately 170 Arden Courts in the next five years. The Company also serves individuals suffering from Alzheimer's and other forms of de-mentia through its Springhouse facilities which offer specialized programs for this population. The Company believes that its proprietary Alzheimer's care protocols are integral to the high quality of care it provides to its Alzheimer's residents. The Company's integrated continuum of care allows ManorCare Health Services to meet the needs of its Alzheimer's customers from diagnosis to home-based care through assisted living to high acuity facility-based care. For example, for an individual moving through the stages of Alzheimer's disease, this continuum of care would begin with a memory assessment program followed by home health care. The individual would then reside in an Arden Courts assisted living facility for the early to middle stages of the disease and would ultimately, during the middle to late stages of the disease, move into an Arcadia special-care unit.

     . Maintain Focus on High Quality Personalized Care and Services. The Company is dedicated to delivering the highest level of service quality and patient satisfaction, striving to provide its residents with personalized care and services. The Company believes that delivering the highest product integrity standards will enable it to provide "best in class" services to its residents and reinforce its reputation as the leading provider of high quality, personalized senior support health care services. ManorCare Health Services relies on its product management organization to develop Company-wide care protocols, standards of operation and training programs, which ensure that ManorCare Health Services delivers superior and consistent care in all of its facilities. In addition to providing high quality and consistent services on a Company-wide basis, the Company personalizes the service package to meet the needs of each particular resident. The facility staff develops a care plan for each resident based on professional assessments and family consultations. The care plan is updated regularly based on the individual needs of the resident by the facility's health care and social services staff in conjunction with the resident and his/her family. The Company also strives to understand its residents' needs by conducting over 13,000 resident and family member interviews annually. Resident satisfaction scores from these interviews are a major component of incentive compensation for all field and corporate managers. A quality assurance program is administered with the objective of exceeding the expectations of all residents and their families.

     . Market Distinctive Products Nationally under the ManorCare Health Services Brand Name. The Company believes that its competitive position will be materially enhanced by continuing to develop the premier national brand name in the senior support health care industry. In September 1996, the Company created a unified national brand name for all the elements in its continuum of care: "ManorCare Health Services." The Company believes that a stronger brand identity for its services will make it easier for ManorCare Health Services to build national awareness and facilitate customer confidence in the services it provides. In addition, the Company believes that its aggressive plan to acquire assisted living facilities will enable it to achieve the critical mass necessary to establish further its senior support health care services nationally. The Company is leveraging its premier brand name through partnership arrangements with complementary elder health care providers. The Company's strategy includes developing a brand name image synonymous with "best in class" in every element of its business.

     . Build on Existing Senior Support Services Platform. The Company believes that its success depends upon creating a seamless continuum of care allowing residents to "age in place." ManorCare Health Services' current continuum of care includes: home health care, assisted living facilities, skilled nursing facilities and pharmacy services. In addition to substantially increasing its assisted living offerings, the Company plans to expand its continuum of care by providing senior support services to the frail elderly still living at home. The Company believes that targeting such senior support services to the middle class to affluent senior population will enable it both to gather information about the frail elderly who still reside at home, indicating their possible needs for other ManorCare Health Services health care or facility-based services, and to cultivate relationships with these individuals and their families. The Company is pursuing a strategy to develop information systems technology to efficiently track its customers and create superior cost-effective clinical protocols. The Company believes that the information gathered about these customers coupled with the relationship formed with them and their families will increase their awareness of and confidence in the quality of services provided by ManorCare Health Services.

     . Focus on Development of Cluster Markets. The Company has focused its skilled nursing development on cluster markets in order to achieve critical mass and improve its competitive advantage with respect to its regional suppliers and payors. By adding assisted living facilities to this existing base, the Company believes it can leverage its cost structure and build on its brand image. In addition, the Company is centralizing certain corporate functions, including accounting, billing and other non-care related functions at the cluster level. The Company has implemented a major reengineering effort as a way to foster continuous improvement within its core processes. To support the cluster market structure from an organizational standpoint, the Company has created a market management structure in which all products and services within a cluster market are united under a single market management team. Under a market management structure, the regional management has responsibility for the entire continuum of services offered in the specific regional clusters. The Company also believes that by marketing its continuum of care in its cluster markets, it can spread its marketing costs over more facilities and thus outspend its competitors. The market management structure provides management with greater flexibility to better respond to market trends and competitive changes in local markets.

Skilled Nursing Services

     The Company believes it is the premier operator of skilled nursing facilities in the United States. Through a cohesive framework of proprietary care protocols the Company's skilled nursing facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's or related memory impairment. In all cases these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident. The Company maintains a Quality Assurance Program to ensure that high standards of care are consistently observed in each facility. The Quality Assurance Program sets corporate standards for delivery of care, designed to ensure the provision of "best in class" services, and provides consulting and training support to the facilities.

     The Company leases, operates and manages Manor Care Realty's 171 skilled nursing facilities in 28 states pursuant to Lease Agreements under which ManorCare Health Services pays monthly fees to Manor Care Realty. Many of these facilities are less than ten years old and target affluent to middle income seniors in need of skilled nursing care. The Company differentiates itself from its competitors by offering unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at skilled nursing facilities managed by the Company are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care. For example, the Heritage and Williamsburg wings in the Company's skilled nursing facilities provide residents with upgraded decor, a private lounge, and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. The Company believes that the Heritage and Williamsburg design concepts support the Company's reputation as the premier provider of skilled nursing care and contributes to the Company's high percentage of private pay residents as compared to the rest of the industry. Within its skilled nursing facilities, the Company operates 141 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. The Company also operates 22 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. In addition, the Company's facilities offer specially designed wound care programs, oncology and orthopedic rehabilitation programs. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY -- Lease Agreements."

     The Company believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents. The Company-managed skilled nursing and rehabilitation facilities range in bed capacity from 48 to 278 beds and had an aggregate bed capacity of 24,050 beds during the 1997 fiscal year. The Company's nursing facilities are located in the following 28 states: Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Virginia, Washington and Wisconsin.

Assisted Living Services

     ManorCare Health Services is pursuing an aggressive acquisition strategy in the assisted living industry in an effort to build upon its current market position and enhance ManorCare Health Services' competitive position in the private pay segment. The Company has an acquisition plan pursuant to which it intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for the Company and retain ownership of such facilities until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as the Company elects to purchase such facility. The purchase price for each facility will be at a premium to Manor Care Realty's total development costs. This premium will be amortized over a 20 to 30-year period and represents a much smaller annual dilution to earnings than would have been the case had ManorCare Health Services absorbed the initial start-up costs associated with each Arden Courts or Springhouse facility. Prior to the acquisition of an assisted living facility, ManorCare Health Services will be responsible for the operation, management and occupancy of such facility. The Company believes that upon completion of this development and acquisition plan it will be the nation's largest operator of Alzheimer's assisted living facilities. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Development Agreement."

     In a strategy similar to that employed in the Company's skilled nursing facilities, the Company's assisted living facilities target affluent to middle income seniors in need of a full range of assisted living services to optimize their quality of life. These services are available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may include assistance with medication management, skin care and injections, as well as health care monitoring. The Company also believes that it offers more security to its customers by including these health-related services as part of its care delivery. The Company believes that by providing programs with a range of service options responsive to the full range of the residents' changing needs, ManorCare Health Services affords greater continuity of care and thereby permits residents to "age in place."

     The Company's Arden Courts assisted living facilities are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary, specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director, specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area with security systems. The Company's specially designed social activities provide Arden Courts residents with a minimum of 8 hours of meaningful interactive activity per day. In addition, the Company utilizes special nutritional programs to help assure that caloric intake is maintained in its residents. The Company's Arden Courts assisted living facilities also offer education, counseling and support to the residents' families.

     The Company's Springhouse senior residences are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. The Company's assisted living facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a common dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services as well as dementia programs and dedicated dementia units in some locations.

     The Company provides a wide variety of health care services at its assisted living facilities, including medication management, monitoring the resident's general health status and assisting residents in the performance of their ADLs. In order to determine the individual care needs and lifestyle preferences of its residents, the Company's facility-based staff assesses each resident upon admission to determine his/her health status, including functional abilities, need for personal care services and assistance with ADLs as well as personal preferences. In addition, the Company utilizes a current physician's report to ascertain the health status and needs of the resident. The Company develops a plan of care for each of its residents and utilizes licensed nurses, certified or trained staff and third party providers to meet their health care needs. In order to ensure that the plan of care continues to be tailored to a resident's current needs, each resident is periodically reassessed. The Company utilizes the plan of care as the basis for determining the monthly charges for each resident's care and services. In addition, the Company fosters resident wellness through health screening such as blood pressure checks, periodic special services such as influenza inoculations, chronic disease management such as blood glucose monitoring for diabetics, dietary and nutritional programs, regular exercise and fitness classes and special classes given by health care professionals. To the extent permitted by state regulations, the Company also makes available third-party specialized health care services to patients when necessary.

     The Company's facilities accept residents for respite care (short term placement for several days to several months) to accommodate short-term exigencies. The Company believes that respite care services serve as an introduction to the continuum of services it offers as many residents are frequent returnees and often become permanent residents at a Company facility.

Institutional Pharmacy Services

     The Company owns 51% of Vitalink, a publicly traded company that provides institutional pharmacy services to nursing facilities, assisted living facilities and other institutions. The Company believes it will benefit from increased revenues generated through Vitalink's growth strategy, including (i) expansion of market share through selective industry acquisitions which should permit Vitalink to leverage its critical mass, access new customers and realize operational efficiencies through consolidation of the combined entities' infrastructure; (ii) continued penetration of existing markets through targeting of non-ManorCare Health Services institutional facilities to maximize pharmaceutical facility output; (iii) further growth from meeting the pharmacy requirements of new or acquired ManorCare Health Services skilled nursing and assisted living facilities; (iv) geographically targeting dominant infusion service home care companies to drive sales of infusion products; (v) development of proprietary information and database systems to provide state of the art patient care and disease management capabilities; and (vi) development of new services to provide support to the elderly while they still reside in their homes, such as disease management or patient education and compliance programs. Vitalink's recent acquisition of GranCare's institutional pharmacy business, TeamCare, and the resultant expansion of the scope of its business to include the provision of pharmacy services to institutional clients with 174,000 related institutional beds is indicative of the implementation of Vitalink's growth strategy.

     Vitalink, which is the second largest publicly traded institutional pharmacy in the country, is a high quality, value-added partner with health care providers and payors and provides four types of services:

     . Customized filling of prescription and non-prescription medications for individual patients pursuant to physician orders delivered to nursing facilities.

     . Consultant pharmacist services to help ensure quality patient care through monitoring and reporting on prescription drug therapy.

     . Infusion therapy services, consisting of the administration of a product (nutrient, antibiotic, chemotherapy or other drugs or fluids) by tube, catheter or intravenously. Vitalink prepares and delivers the product which is administered by the nursing center staff.

     . Integrated data systems such as VitalCONSULT, an integrated consultant software package that allows pharmacists and nurses to record outcome events, laboratory data, and patient status updates and administer disease management programs and formularies more efficiently, and OPTIMA (Optimizing Patient Theory in Medication Administration), a state-of-the-art patient care management system designed to identify individuals who are at high risk for certain diseases, which focuses on treatment protocols and incorporates a disease-specific drug formulary. These innovative systems increase efficiency, enhance clinical support and result in superior outcomes.

     Vitalink operates 57 institutional pharmacies located in 32 states and four regional infusion pharmacies, which specialize in pharmaceutical dispensing of individual medications, pharmacy consulting and infusion therapy products. In the 1997 fiscal year, approximately 13% of the beds serviced by Vitalink were Manor Care-affiliated. Net revenue from Manor Care and its patients (including revenues received from government reimbursement programs) accounted for approximately 29%, 48% and 49% of total net revenues in fiscal years 1997, 1996 and 1995, respectively. The balance came from unrelated third parties.

Home Health Care Services

     The Company provides home health care services through its majority owned subsidiary, In Home Health. In those markets in which In Home Health does not participate, the Company is expanding its relationships with other regional home health care service providers. Through In Home Health, the Company offers its clients a broad range of professional and support services to meet medical and personal needs at home. These services provide an entry for clients in ManorCare Health Services' cluster markets into the Company's integrated continuum of care. In addition, the Company believes that its home health care businesses profit from referrals from its assisted living and skilled nursing facilities.

     The home health care and support services that the Company provides through In Home Health include skilled nursing, infusion therapy, hospice, rehabilitation, personal and companion care and homemaking. Hospice services are an important new area of growth, and In Home Health has received Medicare certification to offer hospice services in 15 new markets. The Company also expects to broaden the range of home health care options it offers by providing its home-based Alzheimer's customers with specially trained companions who can provide daily service ranging from short visits to all day care.

     The Company owns approximately 64% of the voting power of In Home Health, a publicly traded company which provides home health care services in 14 states. Each of In Home Health's branches has two divisions: a Visit Division and an Extended Care Division. The Visit Division provides clients with round-the-clock care on a short-term basis. The Extended Care Division provides clients with care up to 24 hours a day on a long-term basis. In Home Health operates infusion pharmacies which distribute pharmaceutical drugs, fluids and supplies.

Employees

     As of the Effective Date, the Company will have approximately 29,500 employees. From time to time, some of the Company-managed skilled nursing facilities experience shortages of professional nursing help which may require the Company to seek temporary employees through employment agencies at an increased cost.

     A vast majority of the Company's employees are paid on an hourly basis and are covered by the federal minimum wage laws. A few employees are represented by labor unions and attempts have been made to unionize employees of certain other facilities. The Company believes that it enjoys a good relationship with its employees.

Properties

     The Company's signature Arden Courts and Springhouse model facilities, first designed in 1993 and 1994 respectively, are freestanding, residential-style facilities. Each Arden Courts facility ranges in size from 25,000 to 28,000 square feet, is built to target a site ranging between 3 and 4 acres and has a capacity of 52 to 56 residents. Each Springhouse facility ranges in size from 65,000 to 70,000 square feet, is built to target a site ranging between 5 and 6 acres and has a capacity of 105 to 110 residents. Approximately 30-40% of each facility is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas designed to promote interaction among residents. The ground level typically contains a kitchen and common dining area, administrative offices, a laundry room, a library or living room, a wellness center, barber shop, crafts room, spa and a snack room. The Company's assisted living facilities are usually 1 to 3 stories and are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting.

     The skilled nursing facilities operated by the Company range in bed capacity from 48 to 278 beds and have an aggregate bed capacity of 24,050 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.

     The table below summarizes certain information regarding the Company's facilities as of the Effective Date:


Assisted Living Services -- Springhouse

Facility Location                     State            Units              Status
-----------------                     -----            -----              ------
Dunedin                                FL               110                owned
Sarasota                               FL               106                owned
Boynton Beach - Village                FL               104                owned
Boynton Beach                          FL               127                owned
Bethesda                               MD                92                owned
Silver Spring                          MD               118                owned
Brea                                   CA                92                owned
Whittier                               CA                73                owned
Bethesda                               MD                62               leased
Westlake                               OH                97                owned
Southfield                             MI               101                owned

Facility Location                     State            Units              Status
-----------------                     -----            -----              ------
Naples                                 FL               210                owned
Laguna                                 CA               190                owned
Peoria                                 IL               249                owned
Carmel                                 IN               205                owned
Fairfield                              OH               200                owned
Port Charlotte                         FL                84                owned
Kensington                             MD               201              managed
Tucson                                 AZ               107                owned
West Reading Residential               PA                55                owned
Pottstown Residential                  PA                55                owned

Total Springhouse Facilities                             21

Total Springhouse Units                               2,998


     All of the Springhouse facilities are owned with the exception of the leased 62-unit Bethesda facility and the managed Kensington facility.


Assisted Living Services -- Arden Courts

Facility Location                     State            Units              Status
-----------------                     -----            -----              ------
Potomac                                MD               48                 owned
Silver Spring                          MD               49                 owned
Yardley                                PA               52                 owned
King of Prussia                        PA               54                 owned
Allentown                              PA               56                 owned
Elk Grove                              IL               55                 owned
West Palm Beach                        FL               56                 owned
Sterling Heights                       MI               54                 owned
Cherry Hill                            NJ               53                 owned
North Hills                            PA               56                 owned
Westlake                               OH               56                 owned
South Holland                          IL               56                 owned
Fair Oaks                              VA               56                 owned
Farmington                             CT               56                 owned

Total Arden Courts Facilities                           14

Total Arden Courts Units                               757

Skilled Nursing Services


Facility Location           Beds           Facility Location            Beds
-----------------           ----           -----------------            ----
Arizona
Tucson                       116
------                       ---
Total                        116

California
Citrus Heights               146           Fountain Valley               147
Sunnyvale                    139           Hemet                         176
Walnut Creek                 154           Palm Desert                   178
Encinitas                     98           Rancho Bernardo                94
Rossmoor                     129
--------                     ---
Total                      1,261

Colorado
Denver                       155           Boulder                       149
------                       ---
Total                        304

Delaware
Pike Creek                   151           Wilmington                    138
----------                   ---
Total                        289

Florida
Palm Harbor                  179           Naples                        118
Carrollwood                  117           Dunedin                       120
Sarasota                     179           Boca Raton                    180
Boynton Beach                179           Plantation                    119
Winter Park                  132           Jacksonville                  113
West Palm Beach              119           Venice                        129
---------------              ---
Total                      1,684

Georgia
Decatur                      128           Marietta                      116
-------                      ---
Total                        244

Illinois
South Holland                176           Orchard Manor                  53
Naperville                   112           Libertyville                  150
Palos Heights                176           Elgin                          79
Hinsdale                     191           Oak Lawn                      179
Elk Grove                    178           Rolling Meadows               156
Normal                        96           Peoria                        122
Decatur                       93           Kankakee                      103
Urbana                        98           Champaign                      99
Wilmette                      74           Palos Heights West            120
Arlington Heights            151           Oak Lawn Americana            141
Westmont                     115
--------                     ---
Total                      2,662


Facility Location           Beds           Facility Location            Beds
-----------------           ----           -----------------            ----
Indiana
Anderson                     225           Kokomo                         99
Indianapolis North           184           Indianapolis South            117
------------------           ---
Total                        625

Iowa
Waterloo                      95           Cedar Rapids                  104
Davenport                    101           Dubuque                        94
---------                    ---
Total                        394

Kansas
Topeka                       119           Overland Park                 173
Wichita                      123
-------                      ---
Total                        415

Maryland
Silver Spring                118           Towson                        126
Ruxton                       222           Largo                         128
Potomac                      136           Chevy Chase                    92
Bethesda                     151           Wheaton                        98
Baltimore                    176           Roland Park                    71
---------                    ---
Total                      1,318

Missouri
Fremont                      222           Florissant                     97
-------                      ---
Total                        319

Michigan
Kingsford                    105           Michigan                      188
---------                    ---
Total                        293

Nevada
Reno                         151
----                         ---
Total                        151

New Jersey
Cherry Hill                  105           West Deptford                 136
Mountainside                 148
------------                 ---
Total                        389

New Mexico
Camino Vista                 133           Northeast Heights             138
Sandia                       176
------                       ---
Total                        447

North Carolina
Pinehurst                    115
---------                    ---
Total                        115

North Dakota
Minot                        105           Fargo                         108
-----                        ---
Total                        213



Facility Location           Beds           Facility Location            Beds
-----------------           ----           -----------------            ----
Ohio
Woodside                     143           Cincinnati                    150
Barberton                    117           Lake Shore                    199
Rocky River                  208           Oregon                        108
Westerville                  179           Willoughby                    154
Akron                        102           Belden Village                143
Sycamore Gen                  98           Mayfield Heights              149
North Olmstead               178           Centerville                   141
--------------               ---
Total                      2,069

Oklahoma
Northwest Oklahoma City      111           Warr Acres                    100
Midwest City                 108           Norman                        110
Southwest Oklahoma City      110           Tulsa                         107
-----------------------      ---
Total                        646

Pennsylvania
North Hill                   200           Carlisle                      160
McMurray                     150           Bethel Park                   170
Chambersburg                 210           Harrisburg                    250
Camp Hill                    130           Allentown                     164
Bethlehem-I                  221           Laureldale                    185
Bethlehem-II                 217           Easton                        222
Sinking Spring               211           West Reading                  175
Jersey Shore                 118           Kingston East                 175
Pottsville                   175           Sunbury                       121
Williamsport North           151           Williamsport South            125
King of Prussia              145           Yardley                       139
Lansdale                     169           Yeadon                        195
Dallastown                   200           Lebanon                       157
Pottstown Nursing            157           Whitehall                     169
Manor Care North             160           Manor Care South              121
Elizabethtown                 95           Manor Care Kingston Court     125
Pittsburgh                   146           Huntingdon Valley             118
Devon Manor                  261           Fitzgerald Mercy              120
Monroeville                  116
-----------                  ---
Total                      6,123

South Carolina
Columbia                     116           Lexington                     130
Charleston                   117
----------                   ---
Total                        363

South Dakota
Aberdeen                      98
--------                     ---
Total                         98



Facility Location           Beds           Facility Location            Beds
-----------------           ----           -----------------            ----
Texas
Dallas                       201           Fort Worth NRH                159
Forth Worth NW               104           San Antonio-Babcock           208
San Antonio-North             92           San Antonio-Northwest         144
San Antonio-Windcrest        185           Temple                        101
Webster                      110           Temple Care                   140
Sharpview                    129
---------                    ---
Total                      1,573

Utah
Ogden                        134
-----                        ---
Total                        134

Virginia
Stratford Hall               231           Arlington                     191
Fair Oaks                    116           Imperial                      127
---------                    ---
Total                        665

Washington
Lynwood                      112           Spokane                       124
Meadow Park                  125           Gig Harbor                    120
-----------                  ---
Total                        481

Wisconsin
Green Bay-East                78           Green Bay-West                105
Fond du Lac                  107           Madison                       171
Appleton                     100
--------                     ---
Total                        561

Total skilled nursing
  facilities                 171

Total skilled nursing
  beds                    24,050


     All of the facilities listed in the above table are leased by the Company except for certain facilities which Manor Care Realty has an ownership interest pursuant to joint venture agreements. Manor Care Realty owns 35% of the Winter Park facility, 94% of the Decatur facility, and 50% of each of the Sycamore Glen facility, the Centerville facility and the Fitzgerald Mercy facility.

     Other Properties. Vitalink, with corporate offices in Naperville, Illinois, operates 57 pharmacies in 32 states, and In Home Health, with corporate offices in Minnetonka, Minnesota, leases 42 offices and 11 pharmacies. The Company's corporate headquarters are located at 11555 Darnestown Road, Gaithersburg, Maryland, 20878.

Competition

     The senior housing and health care industries are highly competitive and the Company expects that the assisted living business in particular will become more competitive in the future. The Company's assisted living and skilled nursing facilities compete on a local and regional basis with other senior support health care providers, some of which have greater financial resources or operate on a nonprofit basis. The Company competes with other providers on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, relationship with key referral sources and, in the case of private patients, pricing. Accordingly, the Company seeks to meet competition in each locality by establishing a reputation within the local medical communities for high quality services and trained, caring staff.

     In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of the Company's present and potential competitors operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy, depressed margins and lower operating results.

     Vitalink competes with national institutional pharmacies as well as numerous local and regional retail pharmacies, as well as with the pharmacy operations owned by long-term care providers other than the Company. These competitors provide product and service offerings similar to those provided by Vitalink and may be larger or have greater financial resources than the Company.

     The home health care business is highly competitive and many such companies have experienced declines in performance. In Home Health competes with: (i) hospitals and public health agencies that provide short term, intermittent care,
(ii) national specialized home care providers and (iii) other independent home care companies. The primary competitive factors in the home health care business are the price of the services and quality considerations such as responsiveness, the technical ability of the professional staff and the ability to provide comprehensive services.

Government Funding

     Assisted Living. As a result of limited government funding for the assisted living business, the Company relies and expects to rely in the future on the ability of its residents to pay the cost of care from their own financial resources. Depending on the nature of an individual's health insurance program or long-term care insurance policy, the individual may receive reimbursement for costs of care under an "alternative care benefit." Some state or local governments offer limited funding in the form of housing subsidies for rent or housing-related services for low income seniors. Others may provide subsidies in the form of additional payment for those who receive Supplemental Security Income. However, the federal government does not currently provide any reimbursement for the Company's assisted living facilities.

     Medicaid provides benefits for certain financially or medically needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid reimbursement varies from state to state. In 1981, the federal government approved a Medicaid waiver program called Home and Community-Based Care which was designed to permit states to develop programs specific to the health care and housing needs of the low-income elderly eligible for nursing home placement (a "Medicaid Waiver Program"). Under a

Medicaid Waiver Program, states apply to the Health Care Financing Administration for a waiver to use Medicaid funds to support community-based options for low-income elderly who need long-term care. These waivers permit states to reallocate a portion of Medicaid funding for nursing facility care to other forms of care such as assisted living. In 1994, the federal government implemented new regulations which empowered states to further expand their Medicaid Waiver Programs and eliminated restrictions on the amount of Medicaid funding states could allocate to community-based care, such as assisted living. A limited number of states currently have such programs operating that allow them to pay for assisted living care. Without a Medicaid Waiver Program, states can only use federal Medicaid funds for long-term care in nursing facilities.

     Skilled Nursing. Patients seeking the service of the Company's skilled nursing facilities come from a variety of sources, and are principally referred by hospitals and physicians. The Company targets upper income, service sensitive patients who pay for services without benefit of any government assistance program for its skilled nursing facilities. Manor Care Realty locates its nursing facilities in geographies that are attractive to private pay patients because the Company believes that focusing on private pay patients helps reduce its exposure to potential changes in government reimbursement practice and enables the Company to achieve relatively attractive profit margins.

     The Company expects that state Medicaid and federal Medicare reimbursement programs will constitute an additional source of future revenues for its managed skilled nursing facilities. Both initial and continuing qualification of a skilled nursing care facility to participate in such programs depend upon many factors including, among other things, accommodations, equipment, services, patient care, safety, personnel, physical environment, and adequate policies, procedures and controls. Medicaid programs typically provide for fixed rate payment to health care providers who must accept reimbursement from Medicaid as payment in full for all covered services rendered to Medicaid patients. With respect to skilled nursing, Medicare is a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. As a result of the Budget Act, the Medicare payment system will become prospective such that skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. See "SPECIAL FACTORS -- Regulation." There can be no assurance that either Medicaid or Medicare will pay rates that recognize all of the Company's costs of providing services to residents covered by those programs.

     Private Pay Patients. As a general rule, the profit margin is higher with private pay patients than with patients to whom services are rendered with government assistance programs. The following table sets forth certain information concerning occupancy and revenues of the Company's businesses as they were operated by Manor Care during fiscal year 1997:

                    Nursing and Assisted Living Facilities
                    --------------------------------------

                             % of                    % of
                           Occupancy               Revenues
                           ---------               --------
Private Patients              56%                    57%
Medicare Patients             10%                    18%
Medicaid Patients             34%                    25%
                             ----                   ----
Total                        100%                   100%
                             ----                   ----

Government Regulation

     The Company's skilled nursing facilities and assisted living facilities are subject to extensive federal, state and local statutes and regulations. In addition, the facilities are subject to various local building codes and other ordinances. The Company believes that, at this time, none of its facilities is in violation of any applicable regulation that would threaten the operation of its business or materially affect the standard of care provided. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of Company facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business, or the levels of reimbursement from governmental, private and other sources. In addition to extensive existing health care statutes and regulations and the Budget Act, there are numerous initiatives on the federal and state levels for comprehensive reforms. The Company cannot predict the ultimate timing, the content, or the impact of future legislation and regulations affecting the Company and the health care industry in general. See "SPECIAL FACTORS -- Regulation."

     Certificate of Need. Many of the states in which the Company operates have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing services provided by the Company. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. Failure to obtain the necessary state approval can result in (i) the inability to provide services, to operate a facility, or to complete an acquisition, addition or other change; (ii) the imposition of sanctions; (iii) adverse action on the facility's license; and/or
(iv) adverse reimbursement action. CONs or other approvals may be required in connection with the Company's future acquisitions and/or expansions. There can be no assurance that the Company will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will enact such CON laws.

     Anti-remuneration laws. The Company is subject to federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback laws, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. State laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs.

     Billing Regulation. Certain provisions in the Social Security Act authorize penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. The Department of Health and Human Services can also initiate permissive exclusion actions for improper billing practices such as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers.

     Federal and State Assistance Programs. Funds received by the Company under Medicare and Medicaid are subject to audit with respect to the proper application of various payment formulas. Such audits can result in retroactive adjustments of revenue from these programs, resulting in either amounts due to the government agency from the Company or amounts due the Company from the government agency. The

Company believes that its payment formulas have been properly applied and that any future adjustments will not have a material adverse impact on its financial position or results of operations.

     Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. The Company can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

     In order to participate in the Medicare program, the Company's skilled nursing facilities must be licensed and certified as a provider of skilled nursing services. Effective October 1, 1990, the Omnibus Budget Reconciliation Act of 1987 eliminated the different certification standards for "skilled" and "intermediate care" nursing facilities under the Medicare program in favor of a single "nursing facility" standard. This standard requires, among other things, that the Company have at least one registered nurse on each day shift and one licensed nurse on each other shift, and increases training requirements for nurse's aides by requiring a minimum number of training hours and a certification test before a nurse's aide can commence work.

     False Claim Regulation. False claims are prohibited pursuant to criminal and civil statues. Criminal provisions at 42 U.S.C. Section 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Civil provisions at 31 U.S.C. Section 3729 prohibit the knowing filing of a false claim or the knowing uses of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed.

     OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company with regard to protecting employees from hazards in the workplace, including exposure to blood-borne pathogens. The Company believes that it is in compliance with such regulatory requirements.

     Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulation and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

Insurance

     Health care companies are subject to medical malpractice, personal injury and other liability claims which are customary risks inherent in the operation of health facilities and are generally covered by insurance. The Company maintains property, liability and professional malpractice insurance policies in amounts and with such coverage and deductibles which are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. In addition, the Company self insures, either directly or indirectly through insurance arrangements requiring it to reimburse insurance carriers, some of its liability risks other than catastrophic exposures.

     There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance coverage. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

Legal Proceedings

     The Company is subject to regulatory and legal actions, investigations or claims for damages that arise from time to time in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and the Company cannot estimate the range of the ultimate liability, if any, relating to these proceedings, the Company believes that it has meritorious defenses to the claims pending against it in such proceedings and that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

                                   MANAGEMENT

Executive Officers of the Company

     The name, age, proposed title upon consummation of the Distribution and business background of each of the persons who are expected to become on the Effective Date the executive officers of the Company are set forth below. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

     Name               Age          Position
     ----               ---          --------
Stewart Bainum, Jr.     51           Chairman of the Board
Donald C. Tomasso       52           President and Chief Executive Officer
H. David Lundgren       46           Senior Vice President, Human Resources
James H. Rempe          67           Senior Vice President, General Counsel
                                     and Secretary
Scott J. Van Hove       40           Executive Vice President, Operations
Wolfgang von Maack      57           President and Chief Executive Officer of
                                     In Home Health

     Stewart Bainum, Jr. Chairman of the Board of Manor Care and ManorCare Health Services, Inc. (a subsidiary of Manor Care which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities) ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Chairman of the Board of Choice since November 1996; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

     Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995;
previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

     H. David Lundgren. Vice President, Organizational Strategy and Development of Aetna, Inc. from 1996 to April 1997; Vice President, Human Resources of Aetna Inc. from 1992 to 1996.

     James H. Rempe. Senior Vice President, General Counsel and Secretary of Manor Care since August 1981, of Choice and its predecessors from February 1981 to November 1996 and of Old ManorCare Health Services since December 1980; Secretary of Vitalink from January 1993 to January 1997 and a Director since September 1994; Senior Vice President and a Director of Vitalink from January 1983 to September 1991; Director of In Home Health since October 1995.

     Scott J. Van Hove. Senior Vice President and Chief Administrative Officer of Manor Care since December 1995; Executive Vice President, Operations of Old ManorCare Health Services since February 1997; Senior Vice President of Old Manor Care Health from December 1995 to January 1997; Vice President of Operations, of Manor Care from March 1990 to December 1995.

     Wolfgang von Maack. President and Chief Executive Officer of In Home Health since May 1997; Senior Vice President, Healthcare Services of Old ManorCare Health Services since June 1990; Vice President, Operations of Old ManorCare Health Services from March 1988 to June 1990.

Compensation of Executive Officers

     The following table sets forth certain information concerning the annual and long-term compensation of those persons who, following the Distribution, will serve as the chairman of the board and the four other most highly compensated executive officers of the Company (the "Named Officers"):

                          SUMMARY COMPENSATION TABLE

                                                 Annual Compensation                           Long-Term Compensation
                                           -------------------------------        -------------------------------------------------
Name and Principal Position
---------------------------                                                         Restricted
                                  Fiscal                                               Stock      Stock Option        All Other
                                   Year       Salary         Bonus        Other       Awards      Shares (#)(1)     Compensation(2)
                                 -------   -----------   ------------   --------  -------------  ----------------  ----------------
Stewart Bainum, Jr.(3)             1997      $568,062       $340,837       (4)           -            60,000           $35,074
    Chairman of the Board          1996       625,102        337,555       (4)           -            60,000            33,543
                                   1995       572,308        343,385       (4)           -              -                9,000

Donald C. Tomasso                  1997       428,002        235,401       (4)           -            35,000            18,760
     President                     1996       400,005        145,602       (4)           -            50,000             5,750
     Chief Executive Officer       1995       345,737        190,155       (4)           -              -                2,250

James H. Rempe                     1997       281,507        140,754       (4)       $271,250         15,000            16,727
     Senior Vice President,        1996       269,048        121,072       (4)           -            15,000            15,969
     General Counsel and Secre-    1995       267,349        133,675       (4)           -              -                9,000
     tary

Scott J. Van Hove                  1997       240,192        116,753       (4)           -            50,000            14,542
     Executive Vice President,     1996       210,310         89,754       (4)           -            40,000             8,690
     Operations                    1995       183,393         68,311       (4)           -              -                6,750

Wolfgang von Maack                 1997       238,992         81,182       (4)           -            14,000            10,588
    President and Chief Executive  1996       227,677         76,727       (4)           -            10,000            10,245
    Officer, In Home Health, Inc.  1995       225,219         66,665       (4)           -              -                6,750

--------------
(1) Represents options to purchase shares of Manor Care Common Stock. For a discussion of the treatment of options in connection with the Distribution, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Employee Benefits and Other Employment Matters Allocation Agreement."

(2) Represents amounts contributed by Manor Care for fiscal 1997, 1996 and 1995 under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the 401(k) Plan for the Named Officers were as follows: Mr. Bainum, Jr., $9,000; Mr. Tomasso, $6,253; Mr. Rempe, $5,591; Mr. Van Hove, $4,655 and Mr. von Maack, $3,540. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, Jr., $26,074; Mr. Tomasso, $12,507; Mr. Rempe, $11,137; Mr. Van
         Hove, $9,887 and Mr. von Maack, $7,047.

(3) Mr. Bainum, Jr. will resign as Chief Executive Officer of the Company effective on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will be the Chairman of the Board of the Company and the Chairman of the Board of Manor Care Realty. On November 1, 1996, Manor Care distributed to its shareholders (the "Choice Spin-off") all of the shares of its wholly owned subsidiary, Choice Hotels International, Inc. ("Choice"). Mr. Bainum, Jr. is the Chairman of the Board of Choice. In fiscal 1997, Mr. Bainum, Jr. devoted approximately 75% of his time to Manor Care and approximately 25% of his time to Choice. The compensation reflected here is total compensation received for services rendered to Manor Care and Choice prior to November 1, 1996 and the 75% of Mr. Bainum, Jr.'s compensation received from Manor Care from November 1, 1996 through the end of the 1997 fiscal year. Choice has announced its intention to separate its franchising business and its lodging business through a special dividend to its shareholders (the "Sunburst Spin-off"). After the Sunburst Spin-off, Choice's franchising business will be conducted by a separate public company which will be named Choice Hotels International, Inc. ("Choice Hotels") and Choice's lodging business will be conducted by a separate public company which will be named Sunburst Hospitality Corporation ("Sunburst"). It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty.

(4) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.

         The following tables set forth certain information at May 31, 1997 and for the fiscal year then ended concerning stock options granted to the Named Officers. All Common Stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. In connection with the Distribution, existing Manor Care stock options will be subject to certain adjustments or to conversion into options to purchase Company Common Stock. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Employee Benefits Allocation Agreement."

                      STOCK OPTION GRANTS IN FISCAL 1997

                                                                                                       Potential Realizable Value
                                                                                                     of Assumed Annual Rate of Stock
                                                                                                                 Price
                                                                                                             Appreciation for
                                                    Individual Grants                                         Option Term(2)
                                   --------------------------------------------------                -------------------------------

                                                      Percentage of
                                                      Total Options
                                       Number of      Granted to all      Exercise
                                        Options        Employees in      Base Price     Expiration
Name                      Company     Granted(1)     Fiscal Year 1997    Per Share         Date         5%(3)          10%(4)
----                      -------  ---------------  ------------------  -------------  ------------  ------------  -----------------
Stewart Bainum, Jr. (5)   MNR           60,000             6.3%           $25.0505         7/1/06      $ 945,246      $2,395,440
                          CHI           60,000                 (6)        $14.5095         7/1/06        547,494       1,387,474
                                        ------                                                         ---------      ----------
                          Total        120,000                                                         1,492,750       3,783,904
Donald C. Tomasso (5)     MNR           55,272             3.7%(7)        $25.0505         7/1/06      $ 870,760      $2,206,679
                          CHI                0                               -               -             -               -
                                        ------                                                         ---------      ----------
                          Total         55,272                                                           870,760       2,206,679
James H. Rempe (5)        MNR           20,430             1.6%(7)        $25.0505         7/1/06      $ 321,856       $ 815,647
                          CHI            5,625                 (6)        $14.5095         7/1/06         52,327         130,075
                                        ------                                                         ---------      ----------
                          Total         26,055                                                           373,183         945,722
Scott J. Van Hove (5)     MNR           39,480             2.6%(7)        $25.0505         7/1/06      $ 621,972      $1,576,199
                          MNR           25,000             2.6%           $27.0000        1/15/07        424,500       1,075,750
                          CHI                0                                                                 -               -
                                        ------                                                         ---------      ----------
                          Total         64,480                                                         1,046,472       2,651,949
Wolfgang von Maack (5)    MNI           22,108            1.47%(7)        $25.0505         7/1/06      $ 348,285      $  882,623
                          CHI                0
                                        ------
                          Total         22,108


* References to "MNR" are to Manor Care and "CHI" are to Choice.

(1) All of the options shown, except for Mr. Van Hove's 25,000 MNR options, were granted prior to the Choice Spin-off. In connection with the Choice Spin-off, the existing options were converted, in some cases, into options to purchase Manor Care Common Stock and options to purchase Choice common stock. In all cases, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Choice Spin-off. The number of options set forth in the above table present the number and exercise prices of the options after the Choice Spin-off.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of Manor Care's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price from $25.0505 per share yields $40.8046, from $14.5095 per share yields $23.6344, from $13.8933 per share yields $22.6344 and from $27.00 per share yields $43.98.
(4) A 10% per year appreciation in stock price from $25.0505 per share yields $64.9745, from $14.5095 per share yields $37.6339, from $13.8933 per share yields $36.0356 and from $27.00 per share yields $70.03.
(5) The options granted to the officers vest at the rate of 20% per year commencing on the first through the fifth anniversary of the date of the stock option grant.
(6) Information is not available for the total number of Choice options granted during the fiscal year 1997.
(7) This percentage relates to the number of options granted to the officers prior to the conversion of such options in the Choice Spin-off. The converted number of options is listed in this table.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1997
                          AND YEAR-END OPTION VALUES



                                                                                                       Value of Unexercised
                                                                     Number of Unexercised             In-The-Money Options
                                                                    Options at May 31, 1997               at May 31, 1997
                                                                ------------------------------    ------------------------------
                                      Shares
                                     Acquired        Value
                                    on Exercise     Realized    Exercisable     Unexercisable
                        Company          #              $            #                #            Exercisable     Unexercisable
                       ----------  -------------   ----------  -------------   ---------------    -------------   ---------------
Stewart Bainum, Jr.    MNR           329,791       $2,318,180     174,000          221,000         $3,633,404       $2,749,771
                       CHI           465,000        3,105,452     239,000          221,000          2,758,324        1,334,863

Donald C. Tomasso      MNR              -              -          109,138          278,734          1,178,161        3,491,641
                       CHI              -              -           66,500                0            612,534             -

James H. Rempe         MNR            30,587          543,625      22,835           82,881            352,453        1,086,277
                       CHI              -              -           57,374           28,000            600,600          205,906

Scott J. Van Hove      MNR              -              -           61,894          212,142          1,159,075        2,415,701
                       CHI              -              -           45,000                0            457,268             -

Wolfgang von Maack     MNR              -              -           73,353          102,888          1,578,129        1,497,752
                       CHI              -              -           71,300                0            840,092             -


* References to "MNR" are to Manor Care and "CHI" are to Choice.

(1) The closing price of Manor Care's common stock and for Choice common stock as reported by the New York Stock Exchange on May 30, 1997, was $28.625 and $15.75, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of common stock underlying the option.

Retirement Plans

         Prior to the Distribution, it is expected that the Company will adopt the Supplemental Executive Retirement Plan (the "SERP"). Participants will be selected by the Board or any designated committee and will be at the level of Senior Vice President or above.

         Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment which produces the highest average, prior to the first occurring of the early retirement date or the normal retirement date. The normal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who will be participants are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation.

         Assuming that the following officers continue to be employed by the Company until they reach age 65, their credited years of service would be as follows:

                              Current Years             Years of Service
Name of Individual              of Service                  at Age 65
------------------         --------------------     ------------------------
Stewart Bainum, Jr.                23.5                        38

Donald C. Tomasso                    6                         19

Scott J. Van Hove                   10                         35


         Mr. Rempe has twenty-seven current years of service and had twenty-five years of service at age sixty-five.

         The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

                          Years of Service/Benefit as
                      Percentage of Final Average Salary

                                                                       25 or
          Remuneration         15/15%             20/22.5%            more/30%
          ------------    -----------------   ----------------   ------------------
            $300,000           $45,000              $67,500            $ 90,000

             350,000            52,500               78,750             105,000

             400,000            60,000               90,000             120,000

             450,000            67,500              101,250             135,000

             500,000            75,000              112,500             150,000

             600,000            90,000              135,000             180,000

         Prior to the Distribution, it is expected that the existing Manor Care Retirement Savings and Investment Plan (the "401(k) Plan"), a defined contribution retirement, savings and investment plan for its employees and the employees of its participating affiliated companies, will be amended to cover both Manor Care Realty and ManorCare Health Services. The 401(k) Plan will be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will include a cash or deferred arrangement under Section 401(k) of the Code. All employees age 21 or over who have worked for the Company (or Manor Care) for a twelve-month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current federal limit of $9,500. The Company will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of the Company for the year and the number of years of service of the participant.

         Prior to the Distribution, it is expected that the existing Manor Care Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") will be amended to cover both Manor Care Realty and ManorCare Health Services. Certain select highly compensated members of management of the Company will be eligible to participate in the Plan. The Nonqualified Savings Plan will mirror the provisions of the 401(k) Plan, to the extent feasible, and will be structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing.

         The Company match under the 401(k) Plan and the Nonqualified Savings Plan will be limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

Option and Stock Purchase Plans

         Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who have completed one year of service are eligible to participate. Eligible employees may purchase stock of the Company in an amount of no less than 2% nor more than 10% of compensation (as defined in the Stock Purchase Plan), subject to an overall maximum purchase per employee per calendar year of $25,000. At the end of each quarterly offering period, the Company will contribute cash equal to 10% of the purchase price of the common stock so purchased. The Company will pay the administrative costs for the purchase of the Company common stock.

         Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services 1997 Long-Term Incentive Plan (the "Incentive Plan"), pursuant to which key employees of the Company and its subsidiaries are eligible to be granted awards under the Incentive Plan. The types of awards that may be granted under the Incentive Plan are restricted shares, incentive stock options, nonqualified stock options, stock appreciation rights and performance shares. A total of up to [ ] shares of common stock will be reserved for issuance pursuant to the Incentive Plan.

Employment Agreements

          The Company expects to enter into an employment agreement, effective upon the Effective Date, with Stewart Bainum, Jr. (the "Employment Agreement"), providing for Mr. Bainum, Jr.'s employment as Chairman of the Board of the Company. The Employment Agreement will have a term of three years and either the Company or Mr. Bainum may terminate the Employment Agreement upon 30 days' prior written notice of the first and second anniversary dates of the Employment Agreement. The Employment Agreement will provide that Mr. Bainum, Jr. will devote 12.5% of his professional time to the affairs of Sunburst, 12.5% of his professional time to the affairs of Choice Hotels, 37.5% of his professional time to the affairs of Manor Care Realty and the remaining 37.5% of his professional time to the affairs of the Company. The Employment Agreement provides for a base salary of $258,443.25 per annum for services to the Company and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of the Company.

                            THE BOARD OF DIRECTORS

Directors of the Company

         The Company's Board of Directors will be classified into three classes, designated Class I, Class II and Class III, each class to be as nearly equal in number of directors as possible. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of the Company's stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of the Company's stockholders; and the term of the initial Class III directors will terminate on the date of the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office. Increases or decreases in the number of directors will be apportioned among the classes as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

         The name, age, proposed class of directorship upon consummation of the Distribution and business background (other than executive officers who are directors) of each of the persons who are expected to become on the Effective Date the directors of the Company are set forth below.

      Name                   Age               Position
      ----                   ---               --------
Stewart Bainum, Jr.           51       Chairman of the Board; Class I Director
Regina E. Herzlinger          53       Class II Director
William H. Longfield          59       Class III Director
Frederic V. Malek             60       Class II Director
Jerry E. Robertson, Ph.D.     64       Class III Director
Kennett L. Simmons            55       Class III Director
Donald C. Tomasso             52       Class I Director

         Stewart Bainum, Jr. Chairman of the Board of Manor Care and Old ManorCare Health Services since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February, 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Chairman of the Board of Choice since November, 1996; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

         Regina E. Herzlinger. Nancy R. McPherson Professor of Business Administration, Harvard Business School, since 1971. Director: C.R. Bard, Inc., Deere & Company, Cardinal Health Care, Inc., Schering-Plough Corporation and Total Renal Care Inc.

         William H. Longfield. Chairman and Chief Executive Officer of C.R. Bard, Inc. (medical devices) since September 1995; President and Chief Executive Officer from June 1994 to September 1995; President and Chief Operating Officer of C.R. Bard, Inc. from September 1991 to June 1994; Executive Vice President and Chief Operating Officer of C.R. Bard, Inc. from February 1989 to September 1991. Director: C.R. Bard, Inc., Horizon Mental Health Management, Inc., United Dental Care, Inc., The West Company and Atlantic Health Systems.

         Frederic V. Malek. Chairman, Thayer Capital Partners since March 1993; Co-chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager, Bush-Quayle '92 Campaign from January 1992 to December 1992; Vice Chairman of NWA, Inc. (airlines) from July 1990 to December 1991.
Director: American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc. Choice, FPL Group, Inc., Northwest Airlines, Inc. and various Paine Webber mutual funds.

         Jerry E. Robertson, Ph.D. Retired; Executive Vice President of 3M Life Sciences Sector and Corporate Services from November 1984 to March 1994.
Director: Allianz Life Insurance Company of North America, Cardinal Inc., Choice Hotels International, Inc., Coherent, Inc., Haemonetics Corporation, Medwave, Inc., Project Hope and Stris Corporation.

         Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991. Director: United Healthcare Corporation and Virginia Health Care Foundation.

         Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

         Prior to the Effective Date, the directors of the Company are Stewart Bainum, Jr., James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care, and Leigh C. Comas, Vice President, Finance and Treasurer of Manor Care, and the executive officers of the Company are Stewart Bainum, Jr., Donald C. Tomasso and James H. Rempe. Following the Distribution, Stewart Bainum, Jr. will be Chairman of the Board of the Company and Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. is also the Chairman of the Board of Choice. It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty.

Committees of the Board of Directors

         Upon consummation of the Distribution, the Board of Directors is expected to consist of eight members. Following the Distribution Date, additional non-employee directors may be elected to the Board of Directors. The additional non-employee directors have not yet been determined. It is expected that the Board of Directors will hold five meetings during the fiscal year and that the standing committees of the Board will include the Audit Committee, the Finance Committee, the Compensation/Key Executive Stock Option Plan Committee and the Nominating/Governance Committee. The members of the committees have not yet been determined.

         The Compensation/Key Executive Stock Option Plan Committee will administer the Company's stock option plans and grant options thereunder, will review compensation of officers and key management employees, will recommend development programs for employees such as training, bonus and incentive plans, pensions and retirement, and will review other employee fringe benefit programs.

         The Compensation/Key Executive Stock Option Committee No. 2, will be formed to comply with certain provisions of the Omnibus Budget Reconciliation Act of 1993 and Rule 16b-3 under the Exchange Act. The Committee will administer the Company's stock option plans, grant stock options thereunder and review the compensation of the CEO and the four most highly compensated officers (and others potentially in that classification) for each fiscal year.

         The Quality Assurance Committee will review the operations of the Company and facilities to determine if acceptance standards of quality are being maintained.

         The Audit Committee will review the scope and results of the annual audit, will review and approve the services and related fees of the Company's independent public accountants, will review the Company's internal accounting controls and will review the Company's Internal Audit Department and its activities.

         The Nominating Governance Committee will recommend to the Board of Directors the members to serve on the Board of Directors during the ensuing year and will deal with corporate governance issues. The Committee will not consider nominees recommended by stockholders.

Non-Employee Director Plan

         Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan (the "Non-Employee Director Plan"). Part A of the Non-Employee Director Plan provides that eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of election and will be granted options to purchase 1,000 shares on their date of election in subsequent calendar years; provided, however that
                                                     --------  -------
current directors of Manor Care will not receive 5,000 shares upon election to the ManorCare Health Services Board. Part B of the Non-Employee Director Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, February 28, and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Non-Employee Director Plan.

         Directors who will be employees of the Company will receive no separate remuneration for their services as directors. Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services, Inc. Non-Employee Director Stock Compensation Plan, pursuant to which eligible non-employee directors will receive annually, in lieu of cash, restricted stock of the Company, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board retainer and meeting fees. In addition, all non-employee directors will receive $1,610 per diem for Committee meetings attending, except where the Committee meeting is on the same day as a Board meeting, and will be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

         For a description of certain contracts to be executed between the Company and Manor Care Realty in connection with the Distribution, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

         Upon consummation of the Distribution, certain management employees of Manor Care Realty will hold options to purchase shares of Company Common Stock. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION -- Employee Benefits and Other Employee Matters Allocation Agreement."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Based on information which has been obtained from Manor Care's records and a review of statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(g) of the Exchange Act with respect to Manor Care common stock and received by Manor Care prior to August 5, 1997, no person known to Manor Care will be the beneficial owner of more than 5% of the Common Stock of the Company upon completion of the Distribution other than as set forth below:

                                         Number of
                                      Shares of Common       Percent of Class
                                       Stock as of the           as of the
           Name and Address            Effective Date        Effective Date/(1)/
           ----------------            --------------        -----------------
           Stewart Bainum/(2)/           10,140,743               15.20%
           Stewart Bainum, Jr./(3)/      15,269,851               22.86%
           Barbara Bainum/(4)/            5,485,815                8.22%
           Bruce Bainum/(5)/              5,482,302                8.21%
           Ronald Baron/(6)/              7,976,459               11.96%

-----------------------

(1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.

(2) Includes 3,765,478 shares held directly or indirectly by the Stewart Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum; his joint interest in 895,466 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,082,857 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interest; 3,567,869 shares held direct by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr. Bainum and his wife have shared voting authority; and 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 792 shares of restricted stock granted pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan. Also includes 798,711 shares held by the Jane
         L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife. Also includes 3,665 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Does not include shares owned beneficially by Stewart Bainum, Jr, Mr. Bainum's son, whose interests are stated in the above table, except shares owned by Bainum Associates, MC Investments and the Commonweal Foundation in which Mr. Bainum has a beneficial interest. Also does not include shares held by his other three adult children.

(3) Includes 20,598 shares held directly by Mr. Bainum, Jr.; also includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments, in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") (based upon a report of each plan's trustee for June 1997).

(4) Includes 98,013 shares held directly by Ms. Bainum; 3,567,869 shares held by Realty Investment, and 1,779,628 shares held by Mid Pines, in both of which Ms. Bainum has shared voting authority. Also includes 40,305 shares held by the Commonweal Foundation in which Ms. Bainum has shared voting authority.

(5) Includes 94,500 shares held directly by Mr. Bainum; 3,567,869 shares held by Realty Investment, 1,779,628 shares held by Mid Pines and 40,305 shares held by the Commonweal Foundation, all of which Mr. Bainum has shared voting authority in.

(6) Includes 163,620 shares owned directly by Mr. Baron. Also includes 705,000 shares owned by Baron Capital Partners, L.P. and Baron Investment Partners, L.P., investment partnerships of which Mr. Baron is General Partner; 5,950,000 shares owned by two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, which are advised by BAMCO, Inc., a registered investment adviser which is controlled by Mr. Baron; 1,157,839 shares held for the accounts of investment advisory clients of Baron Capital Management, Inc., a registered investment adviser controlled by Mr. Baron.

                       BENEFICIAL OWNERSHIP OF MANAGEMENT

         The following table sets forth information with respect to the shares of Common Stock which are expected to be beneficially owned by each director and Named Executive Officer of the Company and by all directors and executive officers of the Company as a group as of the Effective Date based upon their respective holdings of Manor Care common stock as of _________ __, 1997. See "EXECUTIVE COMPENSATION."


                                                 Amount and Nature of
Name                                             Beneficial Ownership         Percentage (1)
----                                             --------------------         --------------
Stewart Bainum, Jr. (2)...............             15,269,851                   22.86%
Regina E. Herzlinger (3)..............                  7,731                      *
William H. Longfield (4)..............                  9,207                      *
Frederic V. Malek (5).................                  5,457                      *
Jerry E. Robertson, Ph.D. (6).........                 19,125                      *
Kennett L. Simmons ...................                    792                      *
Donald C. Tomasso (7).................                143,424                      *
James H. Rempe (8)....................                 61,162                      *
Scott J. Van Hove (9).................                 83,181                      *

All directors and executive officers of the
Company as a group (12 persons) (10)               15,599,930                   22.86%

--------------------
*Less than 1%.

(1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.

(2) Includes 20,598 shares held directly by Mr. Bainum, Jr.; also includes 5,417,761 shares owned by Bainum Associates Limited Partnership and 4,415,250 shares owned by MC Investments Limited Partnership, limited partnerships in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the ManorCare Health Services Retirement Savings and Investment Plan (the "401(k) Plan") and the ManorCare Health Services Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan").

(3) Includes 3,159 shares which Professor Herzlinger has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Also includes 200 shares held by spouse as custodian for a minor. Beneficial ownership of such shares is disclaimed.

(4) Includes 5,791 shares which Mr. Longfield has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.

(5) Includes 3,665 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.

(6) Includes 13,500 shares held by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority; also includes 3,665 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.

(7) Includes 40 shares held by adult children of Mr. Tomasso who share the same household. Beneficial ownership of such shares is disclaimed. Also includes 135,984 shares which Mr. Tomasso has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 326 shares and 574 shares, respectively, which Mr. Tomasso has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.

(8) Includes 3,552 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 780 shares and 424 shares, respectively, which Mr. Rempe has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.

(9) Includes 81,823 shares which Mr. Van Hove has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 337 shares and 376 shares, respectively, which Mr. Van Hove has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.

(10) Includes a total of 410,173 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

         Under the Amended and Restated Certificate of Incorporation of the Company (the "Charter"), which is attached as Appendix A to this Information Statement, the total number of shares of capital stock that the Company has authority to issue is 165,000,000 shares consisting of 160,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $.01 per share.

         Based on the number of shares of Manor Care Common Stock outstanding on ________ __, 1997, it is expected that __________ shares of the Company's Common Stock will be issued to stockholders of Manor Care in the Distribution. All the shares of the Company's Common Stock to be distributed to Manor Care stockholders in the Distribution will be fully paid and non-assessable.

Common Stock

         The Charter designates a series of common stock consisting of [     ]
shares of common stock. The Company Common Stock being distributed on the Effective Date is part of such series. Holders of the Company's Common Stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, such dividends as are declared by the Board of Directors of the Company, one vote for each share at all meetings of stockholders, and, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, the remaining assets of the Company upon liquidation, dissolution or winding up of the Company. The Company is authorized to issue additional shares of common stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations).

         With respect to the issuance of common shares of any additional series, the Board of Directors of the Company is authorized to determine, without any further action by the holders of the Company's Common Stock, among other things, the dividend rights, dividend rate, conversion rights, voting rights and rights and terms of redemption, as well as the number of shares constituting such series and the designation thereof. Should the Board of Directors of the Company elect to exercise its authority, the rights and privileges of holders of the Company's Common Stock could be made subject to rights and privileges of any such other series of common stock. The Company has no present plans to issue any common stock of a series other than the Company's Common Stock.

         See "SPECIAL FACTORS -- Common Stock Dividend Policy" for a description of the dividend policy of the Company after the Distribution.

Preferred Stock

         The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations) and to fix from time to time, by resolution or resolutions, the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the description thereof.

Preemptive Rights

         Holders of shares of Company Common Stock have no preemptive rights.

         PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

General

         The provisions of the Charter and the Amended and Restated By-Laws of the Company (the "By-Laws") described in this section, and the ability to issue additional series of capital stock without a stockholder vote, may delay or make more difficult acquisitions of or changes of control of the Company not approved by the Company's Board of Directors. Such provisions enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long term growth without disruption caused by the threat of takeover not deemed by its Board of Directors to be in the best interest of the Company and its stockholders.

         Pursuant to the Charter the affirmative vote of the holders of shares representing not less than two-thirds (66 2/3) of the voting power of the Company is required for the approval of any proposal to merge or consolidate with any other entity (other than an entity 90% owned by the Company) or sell, lease or exchange all or substantially all of the Company's assets. In addition, among other things, the Charter provides that (i) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting and (ii) special meetings of the stockholders may be called only by the Chairman or the Vice Chairman of the Board or by the Secretary of the Company within 10 calendar days after receipt of the written request of a majority of the total number of directors of the Company (assuming no vacancies) or, if there are no directors in office, by a majority vote of the stockholders. The Company's By-Laws require that stockholders desiring to bring any business, including nominations for directors, before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion within a report filed with the Commission or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting. The recipient of a revocable proxy is not deemed to be a beneficial owner of the shares underlying such proxy, and the foregoing provisions do not affect the granting or receipt of a revocable proxy.

             LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Elimination of Liability in Certain Circumstances

         Pursuant to authority conferred by Delaware General Corporation Law
Section 102, the Charter provides that no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to the Company or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases and for any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. The Charter also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of the Company will be further limited to the fullest extent permitted by Delaware law as so amended.

Indemnification and Insurance

         Delaware General Corporation Law Section 145 contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Company, to provide indemnification to their officers and directors for losses and litigation expense incurred in connected with their service to the corporation in those capacities. The Charter contains provisions requiring indemnification by the Company of its directors and officers to the fullest extent permitted by law. Among other things, the Charter provides indemnification for officers and directors against liabilities for judgments in and settlement of lawsuits and other proceedings and for the advance any payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

                             INDEPENDENT ACCOUNTANTS

         The Board of Directors of the Company has appointed Arthur Andersen LLP as the firm's independent accountants to audit the Company's financial statements for the fiscal year 1998. Arthur Andersen LLP has served as Manor Care's auditors throughout the periods covered by the financial statements included in this Information Statement.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form 10 (the "Registration Statement," which term includes any amendments or supplements thereto) under the Exchange Act with respect to the shares of Common Stock being received by Manor Care stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. For additional information, reference is made to the Registration Statement and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

         The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Public Accountants...............................................  F-2
Combined Balance Sheets as of May 31, 1997 and 1996 ...................................  F-3
Combined Statements of Income for the fiscal years ended May 31, 1997, 1996 and 1995.......................................................................  F-4
Combined Statements of Cash Flows for the fiscal years ended May 31, 1997,
        1996 and 1995..................................................................  F-5
Notes to Combined Financial Statements.................................................  F-6

                    Report of Independent Public Accountants


To the Shareholder of New ManorCare Health Services, Inc.:

         We have audited the accompanying combined balance sheets of New ManorCare Health Services, Inc. (a Delaware Corporation) and subsidiaries, as described under "Basis of Presentation" in the Notes to Combined Financial Statements, as of May 31, 1997 and 1996, and the related combined statements of income and cash flows for each of the three years in the period ended May 31, 1997. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New ManorCare Health Services, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included in the Company's Registration Statement on Form 10 as Exhibit 99.01 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                         /s/ Arthur Andersen LLP

Washington, D.C.
September 14, 1997

                      New ManorCare Health Services, Inc.
                            Combined Balance Sheets


As of May 31 (In thousands of dollars)                           1997                 1996
------------------------------------------------------------------------------------------------
ASSETS
------

CURRENT ASSETS
   Cash and cash equivalents                                    $ 14,486            $  23,590
   Receivables (net of allowances for doubtful
      accounts of $6,179 and $3,141)                              89,148               33,709
   Inventories                                                    26,451                8,211
   Deferred income taxes                                           9,773                1,182
   Other                                                           6,567                4,667
                                                                --------             --------

      Total current assets                                       146,425               71,359
                                                                --------             --------
PROPERTY AND EQUIPMENT, AT COST (NET OF
   ACCUMULATED DEPRECIATION OF $31,953 AND $22,410)              221,778              181,169
                                                                --------             --------
GOODWILL (NET OF ACCUMULATED AMORTIZATION
   OF $5,705 AND $2,146)                                         346,981               49,348
                                                                --------             --------
PHARMACY CONTRACTS (NET OF ACCUMULATED
   AMORTIZATION OF $4,579 AND $3,044)                             39,313                6,187
                                                                --------             --------

LONG-TERM RECEIVABLES                                             21,984               19,143
                                                                --------             --------

OTHER ASSETS                                                      10,896                7,674
                                                                --------             --------

      Total assets                                              $787,377             $334,880
                                                                ========             ========

LIABILITIES AND EQUITY
----------------------

CURRENT LIABILITIES
  Current portion of long-term debt                             $  5,821            $   4,294
  Accounts payable                                                28,995               12,092
  Accrued expenses                                                35,679               17,660
  Income taxes payable                                              --                    725
                                                                --------             --------

      Total current liabilities                                   70,495               34,771
                                                                --------              -------

DUE TO MANOR CARE                                                 75,560               49,946

LONG-TERM DEBT                                                   105,283                1,441

DEFERRED INCOME TAXES                                             51,799               15,435

MINORITY INTEREST                                                184,729               32,285

OTHER LONG-TERM LIABILITIES                                       22,445                7,195
                                                                --------             --------

      Total liabilities                                          510,311              141,073
                                                                --------             --------

INVESTMENTS AND ADVANCES FROM MANOR CARE                         277,066              193,807
                                                                --------             --------

      Total liabilities and equity                              $787,377             $334,880
                                                                ========             ========

The accompanying notes are an integral part of these combined balance sheets.

                       New ManorCare Health Services, Inc.
                          Combined Statements of Income


Years Ended May 31 (In thousands of dollars)          1997             1996             1995
-------------------------------------------------------------------------------------------------
REVENUES                                            $471,152         $263,047         $125,987

EXPENSES
   Operating expenses                                413,762          227,410           99,011
   Depreciation and amortization                      20,135           11,583            6,090
   General corporate and other                         8,385            9,195            2,957
   Provision for asset impairment                       --              1,200             --
                                                    --------         --------         --------

      Total expenses                                 442,282          249,388          108,058
                                                    --------         --------         --------

INCOME BEFORE OTHER INCOME AND (EXPENSES)
AND INCOME TAXES                                      28,870           13,659           17,929
                                                    --------         --------         --------

OTHER INCOME AND (EXPENSES)
   Gain on issuance of Vitalink stock                 50,271             --               --
   Interest income and other                           2,162            1,827              895
   Minority interest expense                          (3,881)          (1,551)          (2,047)
   Interest expense                                   (6,126)          (2,966)            (117)
   Intercompany interest expense                     (11,191)          (8,421)          (3,781)
                                                    --------         --------         --------

      Total other income and (expenses), net          31,235          (11,111)          (5,050)
                                                    --------         --------         --------

INCOME BEFORE INCOME TAXES                            60,105            2,548           12,879

INCOME TAXES                                          23,917            1,437            6,055
                                                    --------         --------         --------

NET INCOME                                          $ 36,188         $  1,111         $  6,824
                                                    ========         ========         ========

   The accompanying notes are an integral part of these combined statements.

                       New ManorCare Health Services, Inc.
                        Combined Statements Of Cash Flows


Years Ended May 31 (In thousands of dollars)                         1997               1996              1995
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      $  36,188         $   1,111         $   6,824
   Reconciliation of net income to net cash
      provided by operating activities:
        Gain on issuance of Vitalink stock                           (50,271)             --                --
        Minority interest expense                                      3,881             1,551             2,047
        Depreciation and amortization                                 20,135            11,583             6,090
        Provision for bad debts                                        4,899             2,414             1,864
        Increase in deferred taxes                                    24,662             1,656               721
        Provision for asset impairment                                  --               1,200              --
   Changes in assets and liabilities (excluding sold
      facilities and acquisitions):
        Change in receivables                                        (17,543)          (12,534)           (1,845)
        Change in inventories and other current assets                (4,157)           (4,318)             (997)
        Change in current liabilities                                 (6,306)            4,561             2,349
        Change in income taxes payable                                  (725)            1,677               (83)
        Change in other liabilities                                   (6,362)             (858)             (269)
                                                                   ---------         ---------         ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                              4,401             8,043            16,701
                                                                   ---------         ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in property and equipment                              (39,974)          (32,001)          (25,020)
   Acquisition of assisted living facilities                            --             (19,050)          (30,185)
   Acquisition of pharmacies                                          (5,291)           (6,270)           (2,451)
   Purchase of home health business                                     --             (22,950)             --
   Acquisition of pharmacy business                                  (97,400)             --                --
   Acquisition of Vitalink stock                                     (30,000)             --                --
   Other items, net                                                  (12,937)           (6,332)           (1,527)
                                                                   ---------         ---------         ---------

NET CASH UTILIZED BY INVESTING ACTIVITIES                           (185,602)          (86,603)          (59,183)
                                                                   ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowing of long-term debt                                       127,981              --               1,810
   Principal payments of debt                                         (5,393)           (3,149)              (38)
   Cash transfers from Manor Care, net                                49,509           105,057            40,300
                                                                   ---------         ---------         ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                            172,097           101,908            42,072
                                                                   ---------         ---------         ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               (9,104)           23,348              (410)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                       23,590               242               652
                                                                   ---------         ---------         ---------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                          $  14,486         $  23,590         $     242
                                                                   =========         =========         =========

NON-CASH ACTIVITIES:
   Liabilities assumed in connection with acquisition
   of properties                                                   $ 172,778         $  55,250         $    --
                                                                   =========         =========         =========

   The accompanying notes are an integral part of these combined statements.

                     Notes to Combined Financial Statements

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         On September 15, 1997, Manor Care, Inc., ("Manor Care") announced its intention to proceed with the separation of its assisted living, pharmacy and home health businesses (collectively, the "Business") from its skilled nursing, real estate and health care facility development business via a spin-off of the Business (the "Distribution"). Manor Care's Board of Directors voted to approve, in principle, the Distribution subject to the receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. Manor Care anticipates consummating the Distribution by the end of the 1997 calendar year through a special dividend to its shareholders of one share of common stock of New ManorCare Health Services, Inc. (the "Company") for each share of Manor Care common stock. The Distribution is conditional upon certain matters, including receipt of a ruling from the Internal Revenue Service that the spin-off will be tax-free and declaration of the special dividend by Manor Care's Board of Directors. Following the Distribution, the Company will lease the skilled nursing facilities from Manor Care, to be renamed Manor Care Realty, Inc. ("Manor Care Realty"). Additionally, Manor Care Realty will develop assisted living facilities for the Company, which will be renamed ManorCare Health Services, Inc. ("ManorCare Health Services").

         The Company was formed on August 29, 1997 to facilitate the proposed Distribution of the Business. The operations of the Company will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. The Company has assisted living operations under the brand names "Springhouse" and "Arden Courts." The Company owns and manages 34 assisted living facilities in 12 states. The Company operates pharmacy activities under its approximately 51% owned subsidiary, Vitalink Pharmacy Services, Inc. ("Vitalink") and home health operations under In Home Health, Inc. ("IHHI"), a separate public company of which Manor Care owns approximately 64% of the voting stock.

         The combined financial statements present the financial position, results of operations and cash flows of the Company as if it were formed as a separate entity of Manor Care which conducted the Business for all periods presented. Manor Care's historical basis in the assets and liabilities of the Company has been carried over to the combined financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the investments and advances from Manor Care represent the net income of the Company plus the net advances to the Company from Manor Care.

         An analysis of the activity in the "Investments and advances from Manor Care" account for the three years ended May 31, 1997 is as follows:

                                                   (In thousands of dollars)
                                                   -------------------------
         Balance, May 31, 1994                            $ 43,345
         Advances from Manor Care, net                      53,499
         Net income                                         (6,824)
                                                          --------

         Balance, May 31, 1995                            $ 90,020
         Advances from Manor Care, net                     104,898
         Net income                                         (1,111)
                                                          --------

         Balance, May 31, 1996                            $193,807
         Advances from Manor Care, net                     119,447
         Net income                                        (36,188)
                                                          --------

         Balance, May 31, 1997                            $277,066
                                                          ========

         Included in Investments and Advances from Manor Care is the Company's portion of equity in its combined majority-owned subsidiaries, Vitalink and IHHI, of approximately $200.0 million at May 31, 1997. Interest has been charged based on annual rates of 11.1%, 9.0% and 12.3% for fiscal years ended 1997, 1996, and 1995, respectively, applied to these balances net of the Company's equity in Vitalink and IHHI.

Cash

         The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

         The components of property and equipment at May 31, were:


(In thousands of dollars)                                          1997             1996
------------------------------------------------------------------------------------------------
Land                                                             $ 21,439         $ 17,915
Building and improvements                                         156,000          127,911
Furniture, fixtures and equipment                                  66,246           47,968
Facilities in progress                                             10,046            9,785
                                                                 --------         --------
                                                                  253,731          203,579
Less: Accumulated depreciation and amortization                   (31,953)         (22,410)
                                                                 --------         --------

                                                                 $221,778         $181,169
                                                                 ========         ========

         Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

             Building and improvements                   10-40 years
             Furniture, fixtures and equipment            3-20 years

Capitalization Policies

         Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs, and minor replacements are charged to expense.

Goodwill

         Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is being amortized over 40 years. Such amortization amounted to $4.3 million, $0.9 million and $0.6 million in each of the years ended May 31, 1997, 1996 and 1995, respectively.

Pharmacy Contracts

         Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 20 years. The recoverability of these assets is evaluated annually. Amortization expense charged to operations for pharmacy contracts was $1.5 million in 1997, $0.9 million in 1996 and $0.9 million in 1995.

Minority Interest

         The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. Minority interest liability represents the cumulative minority owners' share of equity in these entities.

Self-Insurance Programs

         Prior to the Distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs have been treated as paid to Manor Care, and as such, amounts paid to Manor Care have been charged directly to investments and advances from Manor Care. Subsequent to the Distribution, the Company will establish and maintain its own insurance program.

Pro Forma Information (Unaudited)

         After giving effect to the Distribution and related transactions (see "Basis of Presentation"), pro forma revenues, net income and net equity for fiscal year 1997 would have been $1.7 billion, $83.7 million, and $682.0 million.

         Per share data is not presented on a historical basis because the Company was not a publicly-held company during the periods presented. Pro forma income per share for 1997, after giving effect to the transaction described in the pro forma combined financial statements, would have been $1.32. Pro forma income per common share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 63.3 million in 1997. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in its financial statements and the notes related thereto. Actual results could differ from those estimates.

Revenue Recognition

         Revenues are recognized at the time the service is provided to the patient. The Company records revenue for services to Medicare beneficiaries at the time the services are rendered and based on the Medicare cost reimbursement principles. Under those principles, Medicare reimburses the Company for the reasonable costs (as defined) incurred in providing care to Medicare beneficiaries. The Company reports as reimbursable costs in the Medicare cost reports only those costs it believes to be reimbursable under the applicable Medicare cost reimbursement principles. In determining the amount of revenue to be recorded, those costs are reduced for costs that are in excess of reimbursable cost limits, and for costs for which reimbursement may be questionable based on the Company's understanding of reimbursement principles in effect at that time. Accordingly, this process results in recording revenue only for the costs that the Company believes are reasonably assured of recovery. Refer to "Commitments and Contingencies" footnote for additional information.

Impact of Recently Issued Accounting Standards

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. The Company plans to adopt SFAS 128 in 1998 and the impact is not expected to be significant.

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.


                              LONG-TERM RECEIVABLES

         Long-term receivables of $21,984 and $19,143 at May 31, 1997 and 1996, respectively, represent accounts receivable from Medicare at IHHI, relating primarily to the reimbursement of disputed costs from prior years. In August 1997, IHHI received three court decisions relating to certain of these amounts. IHHI has, on a preliminary basis, evaluated these decisions on its recorded accounts receivable and accordingly, will record a reserve of $13.0 million in the first quarter of fiscal year 1998. The net impact to the Company is expected to be approximately $3 million.

                                  INCOME TAXES

         Because of the relative ownership percentages, the Company files separate income tax returns for Vitalink (effective February 1, 1997) and IHHI. An agreement exists whereby the Company (with the exception of Vitalink and IHHI) joins with Manor Care in the filing of a consolidated Federal tax return. The consolidated provision of Manor Care is allocated among its subsidiaries on a separate company basis. Accordingly, the Company accrues taxes payable to or benefits receivable from Manor Care in the investments and advances from Manor Care account, based on the statutory rate applied to income before taxes after considering appropriate tax credits. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income. The Company does not record deferred income taxes on the undistributed earnings of Vitalink and IHHI.

The allocation of the consolidated provisions for income taxes follows for the years ended May 31.


(In thousands of dollars)                  1997                1996                1995
--------------------------------------------------------------------------------------------
Current tax expense:
  Federal                                $ (1,170)           $   (236)           $  4,303
  State                                       425                  17               1,031

Deferred tax expense:
  Federal                                  20,229               1,361                 593
  State                                     4,433                 295                 128
                                         --------            --------            --------
                                         $ 23,917            $  1,437            $  6,055
                                         ========            ========            ========

Deferred tax assets (liabilities) are comprised of the following at May 31:

(In thousands of dollars)                  1997                1996                1995
--------------------------------------------------------------------------------------------
Depreciation and amortization            $ (8,442)           $ (5,870)           $ (2,483)
Purchased intangibles                     (18,235)               (723)               (269)
Gain on stock issuance                    (37,187)            (11,896)            (11,896)
Other                                        (777)               (949)                (75)
                                         --------            --------            --------

Gross deferred tax liabilities            (64,641)            (19,438)            (14,723)
                                         --------            --------            --------

Reserve for doubtful accounts               8,208               1,418                 748
Reimbursement reserve                       5,161                --                    68
Acquisition costs                           3,864                --                  --
Deferred revenue                              227                 391                --
Vacation payments                           1,609                 929                 138
Self-insurance                              1,443               2,140                 332
Deferred compensation                       1,063                --                    67
Other                                       1,040                 307                   8
                                         --------            --------            --------

Gross deferred tax assets                  22,615               5,185               1,361
                                         --------            --------            --------

Net deferred tax liabilities             $(42,026)           $(14,253)           $(13,362)
                                         ========            ========            ========

A reconciliation of income tax expense at the statutory rate to income tax expense included in the combined statements of income follows:


(In thousands of dollars)                      1997                 1996                 1995
--------------------------------------------------------------------------------------------------
Federal income tax rate                            35%                  35%                  35%
                                             ========             ========             ========

Federal taxes at statutory rate              $ 21,037             $    892             $  4,508
State income taxes, net of Federal
  tax benefit                                   3,158                  203                  753
Minority interest                               1,358                  543                  716
Tax credits                                      --                   --                    (15)
Other                                          (1,636)                (201)                  93
                                             --------             --------             --------

Income tax expense                           $ 23,917             $  1,437             $  6,055
                                             ========             ========             ========

Income taxes paid on a combined basis for the years ended May 31, 1997, 1996 and 1995 were $6.5 million, $1.2 million and $1.1 million, respectively.

                               ACCRUED EXPENSES


Accrued expenses at May 31, 1997 and 1996 were as follows:


(In thousands of dollars)                  1997              1996
--------------------------------------------------------------------
Payroll                                 $13,460           $ 6,878
Taxes, other than income                  1,615               734
Insurance                                 8,439             8,231
Interest                                  1,172               629
Acquisition related accruals              6,251               243
Other                                     4,742               945
                                        -------           -------
                                        $35,679           $17,660
                                        =======           =======


                                LONG-TERM DEBT

Maturities of long-term debt at May 31, 1997 were as follows:


           Fiscal Year                   (In thousands of dollars)
           --------------------------------------------------------
           1998                                      $  5,821
           1999                                         5,523
           2000                                         4,593
           2001                                         4,076
           2002                                         3,870
           2003 and thereafter                        162,781
                                                     --------
                                                     $186,664
                                                     ========

         Long-term debt consisting of amounts due to Manor Care for mortgages on assisted living facilities and for amounts drawn on Manor Care's credit facility related to the Vitalink tender offer was $75.6 million and $49.9 million at May 31, 1997 and 1996, respectively. During fiscal year 1997 interest rates on mortgages ranged from 2.475% to 10.75%. The weighted average interest rate in fiscal year 1997 was 6.4%. Interest paid was $1.5 million in fiscal year 1997, $0.1 million in fiscal year 1996 and $0.1 million in fiscal year 1995.

         Mortgages on assisted living facilities are held by Manor Care and will be transferred to ManorCare Health Services on the Distribution Date. Certain covenants in the loan documents will be modified as a result of this transfer. The Company does not expect changes in loan covenants to have a significant impact.

         During fiscal year 1997, Vitalink entered into a $200 million revolving credit facility (the "Credit Facility"), which expires February 12, 2002 with Chase Manhattan Bank. Amounts totaling $97.4 million were drawn under the Credit Facility to redeem $98.2 million of GranCare, Inc.'s ("GranCare") $100.0 million Senior Subordinated Notes (see "Acquisitions and Divestitures"). Borrowings under the Credit Facility are at an interest rate of LIBOR plus 25 basis points. Vitalink is subject to a 0.15% facility fee for the total amount of the Credit Facility payable on a quarterly basis. Borrowings under the Credit Facility are classified as long-term as Vitalink has the ability and intention to refinance the amount drawn. The terms of the Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures, and interest coverage and consolidated leverage ratios. Vitalink was in compliance with the terms of the Credit Facility for the fiscal year ended May 31, 1997. In conjunction with Vitalink's merger with TeamCare, Vitalink assumed $1.8 million of GranCare's 9 3/8% Senior Subordinated Notes due September 15, 2005. The notes require semi-annual interest payments. A $0.6 million premium has been recorded on the Senior Subordinated Notes to reflect the fair market value as of the merger date of February 12, 1997.

                                    LEASES

         The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2023. The Company is also obligated under several non-cancelable operating leases for office space and equipment. Future minimum lease payments are as follows:

                                               Operating        Capitalized
(In thousands of dollars)                        Leases            Leases
------------------------------------------------------------------------------
1998                                              $ 8,335            $1,589
1999                                                6,808               764
2000                                                5,351               515
2001                                                4,355               395
2002                                                2,922                84
Thereafter                                          9,498               --
                                                  -------            ------
Total minimum lease payments                      $37,269            $3,347

Less: Amount representing interest                                      549
                                                                     ------

Present value of lease payments                                       2,798

Less: Current portion                                                 1,346
                                                                     ------

Lease obligations included in long-term debt                         $1,452
                                                                     ======

Rental expense under noncancelable operating leases was $8.0 million in 1997, $3.5 million in 1996 and $1.3 million in 1995.



                         ACQUISITIONS AND DIVESTITURES

         On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. As a result of the excess of fair value of Vitalink shares over the book value of TeamCare, Vitalink recorded approximately $292.5 million of goodwill. As a result of the merger, the Company's ownership interest in Vitalink decreased to 45%. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The Company's net pretax gain resulting from these transactions was $50.3 million.

         During fiscal year 1997, Vitalink purchased a pharmacy in California which services 5,100 institutional beds for a total of $5.3 million. Through new construction, the Company opened six assisted living facilities.

         During fiscal year 1996, the Company acquired six assisted living facilities, with five attached skilled nursing units for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of IHHI, and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional
6.0 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 64% of the voting stock of IHHI. Vitalink purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million.

     During fiscal year 1995, the Company purchased six assisted living facilities for approximately $30.2 million. Vitalink purchased a pharmacy servicing 1,300 institutional beds for $2.5 million.

     Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

     The following unaudited pro forma statement of operations information gives effect to the TeamCare merger transactions described above as though they had occurred on June 1, 1995, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation and amortization expense, increased interest expense on debt related to the merger and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the merger occurred at the beginning of the respective years.


Pro Forma Statement of Operations Information


(In thousands, except per share data)

Year Ended May 31,                     1997               1996
---------------------------------------------------------------------
Total net revenues                   $663,516           $495,409

Income before income taxes             62,083              5,485

Net income                             33,991             (1,979)

Net income per share                 $   0.54           $  (0.03)
                                     ========           ========

                        PROVISION FOR ASSET IMPAIRMENT

     The Company periodically reviews the net realizable value of its long-term assets and makes adjustments accordingly. The Company recorded a provision of $1.2 million in fiscal year 1996 related to the impairment of certain capitalized systems development costs. The impairment of the property and equipment was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

                         COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

     Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies (see "Revenue Recognition" footnote disclosure). For fiscal years 1997, 1996 and 1995, these revenues amounted to $188.0 million, $108.5 million and $39.9 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

     Vitalink has a limited guarantee to Health Retirement Properties Trust ("HRPT") of up to $15.0 million for default mortgage payments of GranCare facility leases assumed in connection with the TeamCare merger. In return, Vitalink is the beneficiary of a $15.0 million line of credit from GranCare in the event that any of the facilities defaults on its mortgage to HRPT.

                         TRANSACTIONS WITH MANOR CARE


     The pharmacy and assisted living facilities participate in a cash concentration system with Manor Care and as such maintain no significant cash balances or banking relationships. Substantially all cash received by these operations has been immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of these facilities have been paid by Manor Care and charged to the Company. The net result of all these intercompany transactions with the exception of amounts relating to the acquisition of Company-operated assisted living facilities is reflected in the combined balance sheets as investments and advances from Manor Care. Interest expense on investments and advances from Manor Care for the years ended May 31, 1997, 1996 and 1995 was $11.2 million, $8.4 million and $3.8 million, respectively. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system.

     Manor Care has historically provided various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, legal, accounting, tax, information systems and certain administrative services, as required. Manor Care charges the Company fees for general management, staff support and rental of office space on the basis of such factors as employee time incurred and square footage. This is essentially the same basis Manor Care utilized to charge its other operating entities for such services. General corporate and other expenses of $8.4 million, $11.6 million and $3.0 million, respectively, were charged to the Company's operations for the years ended May 31, 1997, 1996 and 1995. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf. The Company has estimated that after the Distribution annual general corporate and other expenses will increase by approximately $2.5 million.

     For purposes of providing an orderly transition after the Distribution, Manor Care Realty and the Company will enter into various agreements, including, among others, Lease Agreements, Development Agreement, Assisted Living Facility Management Agreement, Tax Sharing Agreement, Tax Administration Agreement, Corporate Services Agreement, Employee Benefits and Other Employment Matters Allocation Agreement and Employee Benefits Administration Agreement. Effective at the Distribution Date, these agreements will provide, among other things, that the Company (i) will perform certain corporate and support services, such as accounting, risk management and computer systems support, (ii) will establish or participate in pension, profit sharing and incentive plans similar to those in place at Manor Care, (iii) will receive certain miscellaneous administrative services and (iv) will lease skilled nursing facilities from Manor Care Realty. These agreements will extend from the Distribution Date until such time as the Company or Manor Care Realty has arranged to provide such services in-house or through another unrelated provider of such services. These agreements are attached as exhibits to the Company's Registration Statement on Form 10.

Lease Agreements

     On the Distribution Date, Manor Care Realty and the Company will enter into Lease Agreements, pursuant to which Manor Care Realty will lease to ManorCare Health Services all of its skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to skilled nursing operations.

     Manor Care Realty will be responsible for paying all real property taxes and insurance costs. ManorCare Health Services will be obligated to pay to Manor Care Realty under each Lease Agreement an annual amount equal to the Owner's Priority ("Land Rent"). In addition, each Lease Agreement will provide for ManorCare Health Services to retain a base fee monthly of 6% of Project Revenues (as defined in the Lease Agreement) and an incentive fee of up to 23% of Net Operating Profit (as defined in the Lease Agreement).

     Under each Lease Agreement, Manor Care Realty will have the right to terminate if certain financial results are not achieved or due to ManorCare Health Services' fault, the facility is decertified as a skilled nursing facility or is disqualified from participation in Medicare or Medicaid. The Lease Agreements will also provide for termination in the event of additional defaults such as monetary default, breach of covenant and bankruptcy defaults. Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee in certain situations.

Development Agreement

     On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into a development agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for ManorCare Health Services and retain ownership of such facilities until occupancy has stabilized at 80% or more for a period of 30 days or until such earlier date as ManorCare Health Services determines to purchase such facility. The purchase price for each facility will be at a premium to the total development costs, which will be based upon the time elapsed since the opening of the facility. If stabilized occupancy is not achieved within two years of commencing operations, ManorCare Health Services may, but will be not obligated to, purchase the facility.

Assisted Living Facility Management Agreement

     On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into an assisted living facility management agreement (the "Assisted Living Facility Management Agreement") pursuant to which during the two-year stabilization period under the Development Agreement, ManorCare Health Services will manage the facility for Manor Care Realty. During the management period, ManorCare Health Services will be reimbursed for all operating costs and will receive a fixed monthly fee.

7 1/2% Senior Notes

     In connection with the Exchange Offer, the Company will assume $150.0 million of 7 1/2% Senior Notes due 2006 from Manor Care. These notes will be redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption.

Interest Rate Hedging

     In conjunction with the June 1996 issuance of $150.0 million of 7 1/2% Senior Notes, Manor Care also entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $150.0 million. Agreements with a total notional principal amount of $100.0 million were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The remaining agreement, with a total notional principal amount of $50.0 million was terminated on October 23, 1996 with a $1.4 million cash gain. The gains on the termination of the agreements were deferred and are being amortized against interest expense over the life of the 7 1/2% Senior Notes.


                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

     Employees of the Company participate in various retirement and profit sharing plans. The retirement savings and investment plan and the non-qualified retirement savings and investment plan are jointly sponsored by the Company and Manor Care and are thus multiple employer plans. The costs of these plans are allocated to the Company based on the size of its payroll relative to the total payroll. Costs allocated to the Company were $1.1 million in 1997, $0.7 million in 1996 and $0.4 million in 1995.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet. The balance sheet carrying amounts of cash, cash equivalents, receivables, inventories and other current assets approximate fair value due to the short-term nature of these items.


                         BUSINESS SEGMENT INFORMATION

     The Company operates principally in three segments: pharmacy services, assisted living operations and home health services. Intersegment sales for the pharmacy segment consist of sales to assisted living facilities which are subsequently eliminated in consolidation.

     Income (loss) from operations consists of total revenues less total operating, depreciation and amortization, and general corporate and other expenses.


1997                                       Pharmacy       Assisted Living     Home Health       Eliminations         Total
----                                       --------       ---------------     -----------       ------------         -----
Revenues to unaffiliated parties           $273,396         $  73,402          $124,354          $    --            $471,152
Intersegment sales                              642              --                --                 (642)             --
Income (loss) from operations                33,109            (1,237)           (3,002)              --              28,870
Identifiable assets                         515,752           211,218            60,407               --             787,377
Depreciation and amortization                 9,527             7,548             3,060               --              20,135
Capital expenditures                          4,648            35,284                42               --              39,974

1996
----

Revenues to unaffiliated parties           $140,748         $  48,146          $ 74,153          $    --            $263,047
Intersegment sales                              367              --                --                 (367)             --
Income (loss) from operations                22,301            (5,998)/(a)/      (2,644)              --              13,659
Identifiable assets                          79,013           183,269            72,598               --             334,880
Depreciation and amortization                 4,363             5,472             1,748               --              11,583
Capital expenditures                          3,537            27,902               562               --              32,001

1995
----

Revenues to unaffiliated parties           $112,179         $  13,808          $   --            $    --            $125,987
Intersegment sales                               78              --                --                  (78)             --
Income (loss) from operations                18,726              (797)             --                 --              17,929
Identifiable assets                          63,825            70,677              --                 --             134,502
Depreciation and amortization                 3,753             2,337              --                 --               6,090
Capital expenditures                          2,163            22,857              --                 --              25,020


----------------------------

/(a)/ Includes a provision for asset impairment of $1.2 million.

                                EXHIBIT INDEX

Exhibit Number            Description
--------------            -----------
     2.1                  Form of Distribution Agreement, dated as of __, 1997, between Manor Care, Inc.
                          ("Manor Care") and the Registrant.*

     3.1                  Amended and Restated Certificate of Incorporation of the Registrant.*

     3.2                  Amended and Restated Bylaws of the Registrant.*

    10.1                  Form of Tax Sharing Agreement, dated as of ________, 1997, between Manor Care and the Registrant.*

    10.2                  Form of Tax Administration Agreement, dated as of __________, 1997, between Manor
                          Care and the Registrant.*

    10.3                  Form of Corporate Services Agreement, dated as of ___________, 1997, between
                          Manor Care and the Registrant.*

    10.4                  Credit Agreement, dated as of __________, 1997, among the Registrant and
                          [                  ].*

    10.5                  Form of Assisted Living Facility Management Agreement, dated as of ___________,
                          1997, between the Registrant and Manor Care.

    10.6                  Form of Master Development Agreement, dated as of ___________, 1997, between the
                          Registrant and Manor Care.*

    10.7                  Form of Lease Agreement between Manor Care, and the Registrant.*

    10.8                  Form of Non-Competition Agreement, dated as of ________, 1997, between the Regis-
                          trant and Manor Care.*

    10.9                  Form of Employee Benefits and Other Employment Matters Allocation Agreement,
                          dated as of ________, 1997, between the Registrant and Manor Care.*

    10.10                 Form of Employee Benefits Administration Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.11                 Form of Office Lease Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.12                 Form of Trademark Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

    10.13                 Form of Cash Management Agreement, dated as of ________, 1997, between the Regis-
                          trant and Manor Care.*

    10.14                 Form of Risk Management Consulting Services Agreement, dated as of ________, 1997, between the Registrant and Manor Care.*

----------------------------
*      To be filed by amendment.


    10.15                 Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Compen-
                          sation Plan.*

    10.16                 Form of New ManorCare Health Services, Inc. Long-term Incentive Plan.*

    10.17                 Form of New ManorCare Health Services, Inc. Supplemental Executive Retirement
                          Plan.*

    10.18                 Form of New ManorCare Health Services, Inc. Non-Employee Director and Deferred
                          Compensation Stock Purchase Plan.*

    10.19                 Form of Employment Agreement, dated as of _______, 1997, between Stewart Bainum, Jr.
                          and the Registrant.*

    21.1                  Subsidiaries of the Registrant.*

    27.01                 Financial Data Schedule.

    99.01                 Schedule II - Valuation and Qualifying Accounts.

----------------------
*   To be filed by amendment.


                                       5